Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178333 and

Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 7

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 7 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012, Prospectus Supplement No. 3 dated February 24, 2012, Prospectus Supplement No. 4 dated March 28, 2012, Prospectus Supplement No. 5 dated April 11, 2012 and Prospectus Supplement No. 6 dated April 13, 2012 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in our Proxy Statement filed on April 20, 2012, which is set forth below.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is April 24, 2012.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To our stockholders:

You are invited to be present, either in person or by proxy, at the annual meeting of stockholders (the “Annual Meeting”) of Horizon Lines, Inc. (the “Company”), to be held at 11:00 a.m., local time, on Thursday, June 7, 2012 at the Offices of McGuireWoods, 201 North Tryon Street, 30th Floor, Charlotte, North Carolina 28202. The Annual Meeting is being held for the following purposes:

1. To elect as Class I Directors the three nominees named in the accompanying Proxy Statement to serve a three-year term on the Company’s Board of Directors;

2. To ratify the action of the Company’s Audit Committee in appointing Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 23, 2012;

3. To adopt an advisory resolution to approve our executive compensation; and

4. To transact any other business as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

The Board of Directors has set the close of business on April 9, 2012 as the record date for the determination of Stockholders who will be entitled to notice of and voting rights at the Annual Meeting (the “Record Date”). The list of Stockholders entitled to vote at the Annual Meeting will be available for inspection, as required by the Company’s Bylaws, at the Company’s headquarters at least ten days before the Annual Meeting. The Company’s headquarters are located at 4064 Colony Road, Suite 200, in Charlotte, North Carolina 28211.

The Board of Directors recommends voting FOR each of the above proposals.

Your vote is important no matter how many shares you own. Whether or not you expect to attend the meeting, please vote your shares over the internet or by telephone in accordance with the instructions on the proxy card, or complete, sign and date the accompanying proxy and return it promptly in the enclosed postage paid reply envelope. Your prompt response is necessary to ensure that your shares are represented at the meeting. You can change your vote and revoke your proxy at any time before the meeting by following the procedures described in the accompanying Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials

for the Stockholder Meeting to be Held on June 7, 2012:

The Proxy Statement and our 2011 Annual Report are available on the Company’s website, http://www.horizonlines.com.

By Order of the Board of Directors,

/s/ Michael F. Zendan II
Michael F. Zendan II,
Secretary

April 20, 2012

Charlotte, North Carolina

HORIZON LINES, INC.

4064 Colony Road

Charlotte, North Carolina 28211

(704) 973-7000

PROXY STATEMENT

This Proxy Statement and accompanying proxy card are being mailed beginning on or around April 20, 2012 in connection with the solicitation of proxies by the Board of Directors of Horizon Lines, Inc., for the purposes set forth in the “Notice of Annual Meeting of Stockholders.”

We are providing this Proxy Statement in connection with the solicitation by our Board of Directors (the “Board”) of proxies to be voted at the Annual Meeting of our Stockholders to be held on June 7, 2012, and any adjournment or postponement thereof (collectively, the “Annual Meeting”). The meeting will be held at the Offices of McGuireWoods, 201 North Tryon Street, 30th Floor, Charlotte, North Carolina 28202 at 11:00 a.m., local time. This Proxy Statement and accompanying form of proxy are first being sent or given to our stockholders on or about April 20, 2012. Our annual report (the “Annual Report”) for the fiscal year ended December 25, 2011 (“fiscal 2011”) is enclosed with this Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials

for the Stockholder Meeting to be Held on June 7, 2012:

The Proxy Statement and our 2011 Annual Report are available on the Company’s website, http://www.horizonlines.com.

INFORMATION ABOUT VOTING AND THE ANNUAL MEETING

What happens at the Annual Meeting?

Our stockholders will vote on the matters described in this Proxy Statement. Additionally, our management will present a report on the Company and respond to questions from our stockholders.

What is a “proxy?”

A proxy is a legal designation giving another person permission to vote stock that you own. The person you designate is called your “proxy.” The proxy card that is included with this Proxy Statement permits you to designate Michael F. Zendan II, our Senior Vice President, General Counsel and Secretary, and Michael T. Avara, our Executive Vice President and Chief Financial Officer, as your proxy for the Annual Meeting.

Who is entitled to vote?

Only the record holders of our common stock at the close of business on the Record Date are entitled to vote at the Annual Meeting. The Record Date for the Annual Meeting is April 9, 2012. Each outstanding share entitles a stockholder as of the Record Date to cast one vote on each matter to be voted at the Annual Meeting.

What is a “record holder” of the Company’s common stock?

If your shares are registered in your name with our transfer agent, American Stock Transfer and Trust Company, then you are considered the record holder for those shares. All record holders receive this Proxy Statement.

If your shares are held through a stock broker, a bank or other nominee, then you are considered to hold your shares in “street name.” While you are the beneficial owner of those shares, you are not considered the “record holder.” If that is the case, these proxy materials have been forwarded to you by your stockbroker or bank (who actually is considered the stockholder of record). As the beneficial owner of shares of our common stock, you have the right to tell your broker how to vote using the proxy materials. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a legal proxy from the stockholder of record.

How do I submit my vote?

Stockholders can vote prior to the Annual Meeting by the following methods:

1. By touch-tone telephone or by internet. — All stockholders of record can vote their shares by touch-tone telephone within the United States and Canada, or from anywhere by internet. The proxy card enclosed with this Proxy Statement provides instructions for voting by touch-tone telephone and by internet.

Street name record holders may vote by telephone or by internet if their banks or brokers make those methods available. If that is the case, your bank or broker will enclose voting instructions with this Proxy Statement. If you vote through either of these methods you do not have to return the enclosed proxy card.

2. By mail. — If you choose to vote by mail, you must complete the enclosed proxy card and return it in the postage-paid return envelope.

3. In person. — All stockholders of record are entitled to vote their shares in person at the Annual Meeting. Stockholders who hold their shares in “street name” may also vote their shares in person at the Annual Meeting if they obtain a legal proxy from the stockholder of record (the broker, bank or other institution that holds your shares.).

We request that you vote your shares by telephone or by internet to help us reduce our postage costs.

Who can attend the Annual Meeting?

All record holders as of the close of business on the Record Date, or their duly appointed proxies or representatives, may attend the meeting. We may require stockholders to present valid picture identification, such as a driver’s license or passport.

If you hold your shares in “street name” (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date. If you are a stockholder of record, your name will appear on our stockholder list.

What proposals are being presented for shareholder vote at the Annual Meeting?

There are three proposals being presented for shareholder vote at the Annual Meeting:

•	The election of three Class I Directors to our Board (“Proposal No. 1”);

•	The ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 23, 2012 (“Proposal No. 2”); and

•	An advisory resolution to approve our executive compensation.

Will there be any other items of business on the agenda?

We do not expect any other items of business at the Annual Meeting. Nonetheless, if there is other business, your proxy will give discretionary authority to the persons named on the proxy to vote on any other matters that may properly be brought before the meeting. Those persons will use their best judgment in voting your proxy.

What are the recommendations of our Board?

Our Board recommends that you vote:

•	“FOR” the election of the three Class I nominees named in this proxy statement;

•	“FOR” the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm; and

•	“FOR” the advisory resolution to approve our executive compensation.

How many votes do I have?

You have one vote for each share of our common stock that you own on the Record Date. You are entitled to vote on each Proposal.

Why are three Class I Directors being elected?

Our Certificate of Incorporation provides that each class of Directors is elected for a term that expires at the third succeeding annual meeting from the meeting at which those Directors were nominated. Our current Class I directors were originally appointed to our Board in November 2011 in connection with the expansion of the Board from a total of eight members to eleven and the retirement of four of the then-serving members of the Board. On April 9, 2012, the Board size was reduced to seven members, and one of our Class I Directors who was re-elected in 2009 retired from the Board.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the voting power of the shares of our capital stock outstanding on the Record Date and entitled to vote at the meeting, will constitute a quorum and will permit business to be conducted at the meeting. As of the Record Date, 3,319,080 shares of Common Stock were outstanding. Proxies received but marked as abstentions, broker non-votes, and votes withheld for Director nominees or the ratification of our independent registered public accounting firm will be included in the calculation of the number of shares considered to be present at the meeting.

What is a “broker non-vote”?

If your shares are held in “street name” by a broker, your broker is the record holder; however, the broker is required to vote the shares in accordance with your instructions. If you do not give instructions to your broker, the broker may, if permitted by the organizations of which it is a member, exercise discretionary voting power to vote your shares. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item, and has not received voting instructions from the beneficial owner. Of the three proposals being presented for shareholder vote at the Annual Meeting, Proposal No. 1 and Proposal No. 3 are non-routine matters and Proposal No. 2 is a routine matter.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by (i) delivering a written notice of revocation to our Corporate Secretary; (ii) timely delivering a valid proxy bearing a later date; or (iii) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy. If you respond to this solicitation with a valid proxy and do not revoke it before it is exercised, it will be voted as you specify in the proxy.

How many votes are required to approve each proposal?

Proposal No. 1: Our Bylaws provide that Directors are elected by a plurality of the votes cast at the meeting, either in person or by proxy. This means that the candidate who receives the most votes for a particular slot will be elected for that slot, whether or not the votes represent a majority. Broker non-votes and marking your proxy card to withhold authority for all or some nominees will not be counted either for or against a Director nominee.

Proposal No. 2: This Proposal requires the affirmative vote of a majority of shares present at the Annual Meeting, either in person or by proxy, and entitled to vote thereon.

Proposal No. 3: This Proposal requires the affirmative vote of a majority of shares present at the Annual Meeting, either in person or by proxy, and entitled to vote thereon.

Abstentions and broker non-votes will not be counted either for or against these proposals or have an effect on the outcome of these proposals.

How many votes must be present to hold the Annual Meeting?

A majority of the shares of our common stock outstanding on the Record Date, either in person or by proxy and entitled to vote, must be present for a quorum at the Annual Meeting. On the Record Date 3,319,080 shares of our common stock were outstanding.

Are abstentions and broker non-votes part of the quorum?

Abstentions, broker non-votes and votes withheld for each Proposal count as “shares present” at the meeting for the purpose of determining whether a quorum exists.

What if I don’t vote for some or all of the matters listed on my proxy card?

If you are a registered stockholder and you return a signed proxy card without indicating your vote for some or all of the matters, your shares will be voted FOR each Proposal.

Who is paying for this Proxy Statement and the solicitation of my proxy, and how are proxies solicited?

We will pay the entire cost of soliciting proxies for the Annual Meeting. Proxies will be solicited by mail and through our website. Proxies may also be solicited by our Directors, officers and regular employees personally or by telephone or facsimile, but such persons will not be specifically compensated for those services. We have also hired Alliance Advisors, LLC to assist us with the solicitation of proxies. We will pay Alliance Advisors a fee of $6,000 plus expenses. Banks, brokers, nominees and other custodians and fiduciaries will be reimbursed for their reasonable out-of-pocket expenses incurred in forwarding soliciting material to their principals, the beneficial owners of our common stock. We will pay the expenses of preparing, assembling, printing, mailing and soliciting proxies.

Do you provide electronic access to the proxy materials and annual report?

Yes. As permitted by the Securities and Exchange Commission, (the “SEC”), we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”), to certain stockholders who hold shares in “street name” through a bank, broker or other record holder. These stockholders will have the ability to access this Proxy Statement and our 2011 Annual Report on a website identified in the Notice, or to request a printed set of these materials at no charge. Instructions on how to access these materials over the internet or to request a printed copy may be found in the Notice.

We first made the proxy solicitation materials available to such beneficial stockholders entitled to vote at the Annual Meeting at http://www.proxyvote.com on or around April 20, 2012. Our 2011 Annual Report was made available to these beneficial stockholders at the same time and by the same method. Anyone can access the Proxy Statement and the Annual Report at http://www.horizonlines.com.

Any beneficial owner may request to receive his or her proxy materials in printed form, by mail or electronically, on an ongoing basis. If you hold your shares through a bank, broker or other financial institution, please refer to the information provided by that entity for instructions on how to elect these options. Choosing to receive future proxy materials electronically will save us the cost of printing and mailing documents to stockholders, and will reduce the impact of our Annual Meetings on the environment. A stockholder’s election to receive proxy materials by mail or electronically will remain in effect until the stockholder terminates that election.

What does it mean if I receive more than one proxy card?

If you received multiple proxy cards, it means that you hold your shares in different ways (e.g., trust, custodial accounts, joint tenancy) or in multiple accounts. Each proxy card you receive should be voted by internet, telephone or mail.

Should I be receiving multiple copies of the Proxy Statement and Annual Report?

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of our Proxy Statement and Annual Report to shareholders may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: Investor Relations Department, Horizon Lines, Inc., 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211, telephone (704) 973-7000. If you want to receive separate copies of the Proxy Statement or Annual Report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, telephone number or email address (investor.relations@horizonlines.com).

ITEMS TO BE VOTED ON

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board is currently made up of seven Directors, who are divided into three classes with staggered three-year terms.

Jeffrey A. Brodsky, Kurt M. Cellar and David N. Weinstein have been designated as Class I Directors whose office expires at the Annual Meeting. James G. Cameron and Norman Y. Mineta retired and resigned as Class I Directors effective November 25, 2011, and Alex J. Mandl retired and resigned as a Class I Director effective April 9, 2012.

Martin Tuchman and Stephen H. Fraser have been designated as Class II Directors, who will hold office until the 2013 annual meeting of our stockholders or until their successors have been duly elected and qualified. James LaChance and Steven L. Rubin have been designated as Class III Directors who will hold office until the 2014 annual meeting of our stockholders or until their successors have been duly elected and qualified.

If you do not want your shares of common stock voted for a particular Director nominee, you may indicate your preference on the enclosed proxy card. If, for any reason, any of the nominees become unavailable for election, the individuals named in the enclosed proxy card may exercise their discretion to vote for any substitute proposed by the Board. At this time, the Board knows of no reason why any nominee might be unavailable to serve.

Our Board recommends a vote FOR each of the following nominees for election to three-year terms:

•	Jeffrey A. Brodsky

•	Kurt M. Cellar

•	David N. Weinstein

Biographical information about these nominees can be found in the section titled “Identification of Executive Officers and Directors” on page 20.

PROPOSAL 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has selected Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 23, 2012 (“fiscal 2012”). Ernst & Young LLP has served as our independent registered public accounting firm since it was retained to perform the audit for our fiscal year ended December 24, 2000. While stockholder ratification of the Audit Committee’s decision to retain Ernst & Young LLP is not required by our Bylaws or otherwise, our Board has chosen to submit that selection to our stockholders for ratification. If our stockholders fail to ratify the selection, the Audit Committee may, but is not required to, reconsider whether to retain that firm. Additionally, even if the selection is ratified, the Audit Committee may in its discretion direct the appointment of a different independent registered public accounting firm at any time during the fiscal year, if it determines that such a change would be in the best interests of the Company and its stockholders.

Ernst & Young LLP has advised us that the firm is independent with respect to the Company and its subsidiaries. We expect that representatives of Ernst & Young LLP will be present at the Annual Meeting to make statements and to respond to appropriate questions from our stockholders.

Independent Registered Public Accounting Firm’s Fees and Services

The following fees were paid to Ernst & Young LLP for services rendered in fiscal 2010 and fiscal 2011:

Fee Category	Fiscal 2011 Fees	Fiscal 2010 Fees
Audit Fees(1)	$2,352,169	$1,085,000
Audit Related Fees(2)	$15,000	$15,000
Tax Fees(3)	$25,249	$17,507
All Other Fees	$2,000	—

Total	$2,394,418	$1,117,507

(1)	Includes audit of our annual financial statements, audit of internal control over financial reporting, review of our quarterly financial statements included in our Forms 10-Q, assistance with and review of SEC filings, including consents and comments letters, and various accounting research and consultation assistance in connection with our 2011 refinancing.
(2)	Includes audit of our Capital Construction Fund. For a detailed discussion of the Company’s participation in the Capital Construction Fund see the Company’s most recent Annual Report on Form 10-K.
(3)	Includes various tax-related consulting and compliance services.

Pre-Approval of Audit and Non-Audit Services

The charter of the Audit Committee provides that the Committee is responsible for the pre-approval of all audit and non-audit services to be performed by our independent registered public accounting firm. Pursuant to the Company’s Audit and Non-Audit Services Pre-Approval Policy, the pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor are established annually by the Audit Committee. Any proposed services, exceeding these levels or amounts, require specific pre-approval by the Audit Committee. Requests or applications to provide services that require specific approval by the Audit Committee are to be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer of the Company, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

In accordance with such policies and applicable law, all audit, audit related, and tax fees paid to Ernst & Young LLP in fiscal 2011 were pre-approved by the Audit Committee.

The Audit Committee also is responsible for maintaining hiring policies for employees and former employees of the independent registered public accounting firm. We have not hired any employees or former employees of the independent registered public accounting firm engaged on our account for the last three years.

The affirmative vote of the holders of a majority of the shares of our common stock present or represented by proxy at the Annual Meeting, and entitled to vote in respect thereto is required to ratify the selection of Ernst & Young as the Company’s independent registered public accountants for fiscal 2012.

Our Board recommends a vote FOR the ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal 2012.

PROPOSAL 3: AN ADVISORY RESOLUTION TO APPROVE OUR EXECUTIVE COMPENSATION

We are requesting stockholder approval, on an advisory basis, of the compensation of our named executive officers as presented in the Compensation Discussion and Analysis beginning on page 30 and the compensation tables included in the discussion of the executive compensation beginning on page 38, including the accompanying narrative disclosure.

We actively review and assess our executive compensation program in light of the industry in which we operate, the marketplace for executive talent in which we compete, and evolving compensation governance and best practices. We are focused on compensating our executive officers fairly and in a manner that promotes our compensation philosophy. Specifically, our compensation program for executive officers focuses on the following principal objectives:

•	align executive compensation with stockholder interests;

•	attract and retain talented personnel by offering competitive compensation packages;

•	motivate employees to achieve strategic and tactical corporate objectives and profitable growth; and

•	reward employees for individual, functional and corporate performance.

Our Board believes that our executive compensation program satisfies these objectives, and is worthy of stockholder support. In determining whether to approve this proposal, we believe that stockholders should consider the following:

•

Independent Compensation Committee. Executive compensation is reviewed and established by a Compensation Committee of the Board consisting solely of independent directors. The Compensation Committee regularly meets in executive session, without executive officers present, in determining executive compensation. The Compensation Committee receives data, analysis and input from an independent compensation consultant that is not permitted to perform any additional services for management.

•

Compensation is Tied to Performance. Key elements of our compensation program are aligned with financial and operational objectives established in the Board-approved annual operating plan. As a result, a meaningful portion of each executive’s total compensation is “at risk” and is earned only if a threshold level of targeted performance is achieved. As explained in the Compensation Discussion and Analysis, no performance incentives were granted to the executive officers in 2011 but in 2012 the Company implemented a program that links payment of cash bonuses to the attainment of pre-established financial performance objectives and other business goals.

•

No Perquisites. We generally do not provide our executive officers with perquisites, except for contributions of up to $5,000 per executive under a political action committee matching program and reimbursement of certain expenses incurred by our interim Chief Executive Officer in connection with his temporary employment with the Company. Instead, we seek to provide our executive officers with the same benefits as we provide to non-executive, salaried employees.

•

Balanced Compensation Structure. Total cash compensation is allocated between base salary and an annual bonus opportunity tied directly to objective and quantifiable measures of our business performance. Equity awards are balanced between those that are earned only if specific performance measures are met and those that are earned if an executive remains in continuous employment for a sustained period.

As an advisory vote, this proposal is not binding upon us as a company. However, our Compensation Committee, which is responsible for the design and administration of our executive compensation practices, values the opinions of our stockholders expressed through your vote on this proposal. This proposal, commonly known as “say-on-pay” proposal, gives our stockholders an opportunity to endorse or not endorse our executive officer pay program and policies. The Compensation Committee will consider the outcome of this vote in making future compensation decisions for our named executive officers. Accordingly, we will present the following resolution for vote at the 2012 Annual Meeting of Stockholders:

“RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company’s proxy statement for the 2012 Annual Meeting of Stockholders, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure.”

The affirmative vote of the holders of a majority of the shares of our common stock presented or represented by proxy at the Annual Meeting, and entitled to vote in respect thereto is required to approve a resolution, on an advisory basis, for the compensation of our named executive officers, as disclosed in our 2012 proxy statement.

Although this vote is advisory and is not binding on the Board, the Compensation Committee of the Board values the input and views of stockholders. The Board and the Compensation Committee will review the results of the vote and take them into consideration when considering future executive compensation policies and decisions.

Our Board recommends a vote “FOR” the advisory resolution on our executive compensation.

CORPORATE GOVERNANCE AND OUR BOARD, COMMITTEES, DIRECTORS, AND EXECUTIVES

BOARD AND CORPORATE LEADERSHIP — STRUCTURE, GOVERNANCE PHILOSOPHY, AND COMMITTEE ROLES

Composition of the Board of Directors

Each of our directors is voted upon for election every three years, with approximately one-third of the Board up for election at every annual meeting of stockholders. The number of directors is not less than three and not more than thirteen, the exact number to be determined from time to time by resolution of the Board of Directors. In all instances a majority of the directors comprising the members of the Board of Directors (and each committee thereof) or such greater portion thereof as may be necessary under the Merchant Marine Act, 1920, as amended, the Shipping Act, 1916, as amended, any successor statutes thereto, and the regulations promulgated thereunder, in each case as amended or supplemented from time to time (the “Maritime Laws”), in order for the Company to continue to qualify as a U.S. Citizen under the Maritime Laws and, therefore, not cease to be qualified under the Maritime Laws to own and operate vessels in the coastwide trade of the United States, in each case as fully constituted, shall be citizens of the United States. The chairman of each committee handles the function of lead director for committee matters, serves as the spokesperson for the committee and provides recommendations and guidance to the Board of Directors and the Chairman of the Board of Directors.

Our Board of Directors reviews from time to time its procedures and processes, as well as its guidelines on corporate governance. The guidelines on corporate governance are available on the Company’s website, www.horizonlines.com. Each committee of the Board may retain its own legal or other advisors from time to time as the committee believes appropriate, and the committee will be responsible for the terms of the engagement and the amount of compensation of the advisors. The Company is responsible for payment of any compensation to the advisors pursuant to such terms. Under the guidelines on corporate governance, the Board develops procedures for orientation and continuing education of the directors.

On November 11, 2011, our Board of Directors adopted a resolution that increased the size of our Board of Directors to eleven members. Effective November 25, 2011, four of the directors, James G. Cameron, Vernon E. Clark U.S.N. (Ret.), Norman Y. Mineta, and Thomas Storrs retired. Our Board of Directors appointed Jeffrey A. Brodsky, Kurt M. Cellar, David N. Weinstein, Carol B. Hallett, Martin Tuchman, James LaChance and Steven L. Rubin as directors to fill the terms of these four retiring directors and to fill the new positions created by the increase in the size of our Board of Directors. On April 9, 2012, Alex J. Mandl, William J. Flynn, Bobby J. Griffin and Carol B. Hallett retired from our Board of Directors.

Jeffrey A. Brodsky, Kurt M. Cellar and David N. Weinstein were appointed to serve as Class I Directors whose term expires at the 2012 Annual Meeting. Martin Tuchman was appointed to serve and Stephen Fraser was elected to serve as Class II Directors whose term expires at the annual meeting of our stockholders in 2013. James LaChance and Steven L. Rubin were appointed to serve as Class III Directors whose term expires at the annual meeting of our stockholders in 2014.

The Board adopted resolutions effective April 9, 2012, appointing members to the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Current committee assignments are reflected below:

Audit Committee

James J. LaChance (Chairperson)

Jeffrey A. Brodsky

Steven L. Rubin

Compensation Committee

Martin Tuchman (Chairperson)

Kurt M. Cellar

David N. Weinstein

Nominating and Corporate Governance Committee

Kurt M. Cellar (Chairperson)

Martin Tuchman

David N. Weinstein

The Board also adopted resolutions effective December 8, 2011 creating a Finance Committee, adopting a charter for the same, and appointing committee members to such committee. The Finance Committee was dissolved in April of 2012 after we completed certain transactions. The Finance Committee consisted of the following members:

Finance Committee

James LaChance (Chairperson)

Jeffrey A. Brodsky

Kurt M. Cellar

Alex J. Mandl

Martin Tuchman

David N. Weinstein

Board Leadership Structure

The Board of Directors is currently led by a non-executive Chairman, Jeffrey A. Brodsky, who is an independent director. Alex J. Mandl served as the non-executive Chairman of the Board until his retirement in April of 2012. While the Board of Directors believes that it is in the best interest of the stockholders and the Company to have the flexibility to determine the best director to serve as Chairman of the Board of Directors, whether such director is an independent director, an employee or the Chief Executive Officer, the Board of Directors’ current preferred governance structure is to have an independent director serve as Chairman.

The Board of Directors recognizes that there is no single, generally accepted approach to providing Board of Directors leadership, and the Board of Directors’ leadership structure may vary in the future as circumstances warrant.

The Chairman oversees the planning of the annual Board of Directors calendar, and, with the Chief Executive Officer, in consultation with the other directors, schedules and sets the agenda for meetings of the Board of Directors and leads the discussion at such meetings. The Chairman also presides at executive sessions, serves as a liaison between the CEO and the independent directors, sees that directors receive appropriate and timely information, is available in appropriate circumstances to speak on behalf of the Board of Directors, and performs such other functions and responsibilities as requested by the Board of Directors from time to time. The Chairman also encourages direct dialogue between all directors and management and provides leadership to the Board of Directors in its oversight function.

Director Independence

Our Board, with the assistance of legal counsel, reviews annually the independence of each Director. During these reviews, the Board considers all transactions and relationships between each Director (and his immediate family and affiliates) and the Company to determine whether any of those transactions or relationships are inconsistent with a determination of independence. The Board determined that none of the Directors who qualify as independent have a material business, financial or other relationship with the Company, other than as a Director or stockholder of the Company. In addition, no Director serves as a director, trustee or executive officer of any charitable organization that, in any single fiscal year, receives contributions from the Company in an amount that exceeds the greater of $1 million or two percent of the revenues of that organization. No transactions or relationships exist that would disqualify Mr. Brodsky, Mr. Cellar, Mr. LaChance, Mr. Rubin, Mr. Tuchman or Mr. Weinstein under the rules of The New York Stock Exchange and NASDAQ and that each of them satisfies the independence requirements of The New York Stock Exchange and NASDAQ.

Our Board determined that Mr. Fraser, who became our interim President and Chief Executive Officer effective March 11, 2011, does not satisfy the independence requirements of The New York Stock Exchange or NASDAQ as of that date.

Director Criteria, Diversity, and Nomination Process

Pursuant to its charter and our corporate governance guidelines, the Nominating and Corporate Governance Committee is responsible for considering and recommending all nominees for election as Directors, including stockholder nominees. However, the final approval of any candidate’s nomination is determined by our Board. The Nominating and Corporate Governance Committee has established board candidate guidelines which set the criteria to be considered in evaluating the candidacy of an individual for membership on the Board. Those candidate guidelines are attached to our corporate governance guidelines and are made available on our website at http://www.horizonlines.com under the “Investors” tab. Among the many criteria that the Nominating and Corporate Governance Committee considers is whether a potential candidate will bring diverse perspectives to the Board, including diversity in professional experience and diversity in terms of race, gender, age and background. As part of the evaluation process, a candidate’s educational and work experiences, personal characteristics, and involvement in civic and community activities are assessed to determine the scope of diverse perspectives that the candidate may have to offer.

Suggestions for Director’s nominations may be made in writing and mailed to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, at the Company’s principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. Any such submission must be accompanied by the written consent of the candidate, which states that he or she consents to being nominated in the Company’s Proxy Statement, and serve as a Director, if elected. Further, such nominations must be submitted in a manner that complies with Section 2.11 of our Bylaws, which establishes certain requirements for the information that must be provided by the nominating stockholder (or Stockholder Associated Person, as defined in our Bylaws), and the timeliness of the notice of such nomination. Section 2.11 of the Company’s Bylaws was amended by the Board in January 2009 to ensure that complete information regarding the interest of a nominating stockholder is fully disclosed. We will furnish a copy of the Bylaws to any person, without charge, and upon written request directed to our Corporate Secretary at our principal executive offices.

Our Nominating and Corporate Governance Committee will evaluate all stockholder-recommended candidates on the same basis as any other candidate. Among other things, the Nominating and Corporate Governance Committee will consider the experience and qualifications of each candidate as well as his or her past or anticipated contributions to the Board and its Committees.

For more information regarding stockholder nominations of director candidates for the 2013 Annual Meeting, see the section titled “Submission of Stockholder Proposals” in this Proxy Statement, as well as our Bylaws, which are available at http://www.horizonlines.com under the “Investors” tab.

Risk Oversight

The Company’s corporate governance guidelines provide that the “business and affairs of the Corporation are managed under the direction of the Board” of Directors, and in fulfilling this responsibility, the Board of Directors plays both a direct and indirect role in the Company’s overall risk management process. Examples of the direct role played by the Board of Directors are reflected in the responsibilities and duties assigned to the various committees of the Board of Directors. These examples are not exhaustive, and the Committees’ charters provide more abundant details on the scope of such responsibilities and duties.

Committees	Risk Related Duties and Responsibilities
Audit Committee	Among the many responsibilities of the Audit Committee is the duty to review the effectiveness of the Company’s internal controls over financial reporting as well as the duty to review the effectiveness of the Company’s procedures for monitoring compliance with all applicable laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of noncompliance.

Compensation Committee	Among the many responsibilities of the Compensation Committee is the duty to oversee and administer the Company’s executive compensation programs and policies and to periodically review their operation to ensure the achievement of their intended purposes as well as the duty to review succession planning and management development activities and strategies for key officers of the Company and its subsidiaries.

Nominating and Corporate Governance Committee	Among the many responsibilities of the Nominating and Corporate Governance Committee is the duty to direct the search for, evaluate the qualifications of, and select candidates for nomination to the Board as well as the duty to formulate, annually review, and ensure the compliance with the Company’s Corporate Governance Guidelines.

The Board of Directors, as a whole, also oversees and manages the Company’s strategic responses to the various risk factors faced by the Company. These risk factors are more fully discussed in the Company’s most recent Annual Report on Form 10-K and include, but are not limited to, government investigations, probation compliance, significant operating initiatives, future liquidity, and the Company’s substantial indebtedness. In an effort to further improve upon the Board of Director’s understanding of risks facing the Company as well as to better understand management’s efforts to mitigate such risks, the Board of Directors had asked management to explore a more process oriented approach to risk identification and tracking. In furtherance of this more processed oriented approach, management at the request of the Board of Directors began an effort during 2009 to implement an Enterprise Risk Management framework.

Through this effort, management has developed an enterprise-wide process for identifying risks, monitoring risks and management’s mitigation efforts and reporting on risks. Management’s implementation progress has been monitored quarterly by the Audit Committee. Additionally, the entire Board of Directors now receives updates on the implementation progress and monitors identified key risks through a risk reporting dashboard and through detailed discussions on key risks.

As part of its oversight of the Company’s executive compensation program, the Compensation Committee reviews and considers the Company’s compensation policies and procedures to determine whether they present a significant risk to the Company. For more information see the “Compensation Discussion and Analysis” at page 30 and the section titled “Compensation Risk Assessment” at page 37.

Corporate Governance Guidelines

The Board of Directors believes that a commitment to good corporate governance enhances shareholder value. To that end, the Board of Directors has adopted governance policies and procedures to ensure effective governance of the Board of Directors and the Company. Our corporate governance guidelines, as amended from time to time, may be found on our web site at http://www.horizonlines.com. Our corporate governance guidelines also are available in print to any stockholder upon written request, directed to our Corporate Secretary at our principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. Our Board of Directors intends to review its corporate governance principles, Committee charters and corporate governance matters annually or more often if necessary, to remain current in all aspects of corporate governance.

Code of Ethics

We have adopted the Horizon Lines Code of Business Conduct and Ethics (the “Code of Ethics”) which is applicable to all of our Directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. The Code of Ethics satisfies all requirements of the Sarbanes-Oxley Act and the rules and regulations promulgated by the SEC pursuant to that Act, as well as the listing standards established by The New York Stock Exchange and NASDAQ. The Code of Ethics is posted on our website under “Corporate Governance” at http://www.horizonlines.com. The Code of Ethics is available in print to any stockholder or interested person, without charge and upon written request directed to our Corporate Secretary at our principal executive offices.

Waivers of provisions from the Code of Ethics may be granted to a Director or an executive officer of the Company only by our Board or by a Committee designated by our Board. Any waiver granted to any Director or executive officer will be publicly disclosed as required by The New York Stock Exchange, NASDAQ and applicable laws, rules and regulations. During fiscal 2011 no such waivers were granted. The Code of Ethics is also reviewed periodically, and we may issue additional policy statements from time to time, either to address topics not covered in the Code of Ethics or to provide greater detail on topics already covered.

Board Meetings and Attendance

Our Board met 23 times and acted by unanimous written consent eight times during fiscal 2011. Each incumbent Director attended at least seventy five percent (75%) of the total of all Board and Committee meetings he or she was entitled to attend during fiscal 2011. One Director attended the 2011 Annual Meeting in person and three Directors attended by teleconference.

Executive Sessions of the Board

The non-management Directors meet in conjunction with regular Board meetings outside the presence of management in executive sessions. In addition, certain independent Directors met in executive session ten times in fiscal 2011. After certain executive sessions, a designated Director updates the Chief Executive Officer on the key items discussed, as appropriate. The non-executive chairman presided at all such regularly scheduled executive sessions of the non-management Directors during fiscal 2011, as well as over Board meetings.

Committees of the Board of Directors

Pursuant to our Bylaws, the Board has established three committees to perform certain management and administration functions: the Compensation Committee, the Audit Committee and the Nominating and Corporate

Governance Committee. The composition of these Board Committees complies with the listing standards established by The New York Stock Exchange and NASDAQ and the provisions of the Sarbanes-Oxley Act of 2002, including applicable independence requirements. The charters of each of the Audit, Compensation and Nominating and Corporate Governance, as amended from time to time, are available on our website at http://www.horizonlines.com under the “Investors” tab. Once you have accessed the “Investors” section of our website, click the “Corporate Governance” link under the “Company Information” heading. Alternatively, each charter is available in print to any stockholder, by written request to the Company’s Corporate Secretary, at the Company’s principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211.

Compensation Committee

The Compensation Committee was established by the Board to oversee the determination, implementation and administration of the compensation for the Company’s executive officers. The current members of the Compensation Committee are Mr. Tuchman (chairman), Mr. Cellar and Mr. Weinstein. Mr. Cameron and Mr. Clark served as members of the Compensation Committee during fiscal 2011 until their retirement in November of 2011, and Mr. Griffin served as a member of the Compensation Committee during fiscal 2011 and until his retirement in April of 2012. Ms. Hallett also served as members of the Compensation Committee from December of 2012 until her retirement in April of 2012.

Each member of the Compensation Committee qualifies as independent under the listing requirements of the New York Stock Exchange and NASDAQ, as an “outside director” under Section 162(m) of the Internal Revenue Code and as a “non-employee director” under Rule 16b-3 of the Exchange Act. The Compensation Committee has the following specific responsibilities regarding executive compensation:

•

To review and approve goals and objectives relevant to the Chief Executive Officer’s compensation, establish a procedure for evaluating the Chief Executive Officer’s performance, evaluate such performance annually in light of those pre-established goals and objectives, and annually review and set the base salary and other annual and long-term compensation of the Chief Executive Officer.

•

To determine the compensation of the Company’s other executive officers under such procedures as it determines are appropriate, which may be similar to the procedures used to determine the Chief Executive Officer’s compensation.

•

To evaluate the total compensation paid to each executive officer, including base salary, annual incentives, long-term incentives, retirement plans, perquisites (if applicable) and all other compensation payable in the ordinary course and under any applicable special circumstances.

•	To approve grants under and to administer the Company’s stock-based compensation plans.

•	To perform such duties and responsibilities as may be assigned to it under the terms of any executive compensation plan or otherwise delegated to it by the Board in connection with such a plan.

•

To review and discuss with management the Compensation Discussion and Analysis and, based on that review and discussion, recommend to the Board that the Compensation Discussion and Analysis be included in the Company’s annual Proxy Statement or Annual Report on Form 10-K. The Compensation Discussion and Analysis for fiscal 2011 begins at page 30.

•	To prepare the Compensation Committee Report for inclusion in the Company’s annual Proxy Statement or Annual Report on Form 10-K. The Compensation Committee Report is located at page 36.

•	To adopt, and then review and assess on an annual basis, a compensation philosophy which contains the core principles of the Company’s compensation programs for executives.

•	To assess the Company’s compensation policies and practices for all employees to determine if such policies and practices pose risks that could have a material adverse effect on the Company.

•

To administer the Company’s executive compensation programs and policies, including the Company’s stock ownership guidelines, and to periodically review their operation to ensure the achievement of their intended purposes.

•	To review succession planning and management development activities and strategies for key officers of the Company and its subsidiaries.

•	To establish such policies as it deems appropriate regarding delegation of authority to executive officers.

The Compensation Committee met seven times in fiscal 2011. The Compensation Committee operates under a written charter that describes these and other responsibilities that have been assigned by the Board to the Compensation Committee. The charter also describes membership standards and procedures of the Compensation Committee. The Compensation Committee regularly reports to the Board, reviews the adequacy of its charter at least annually and conducts an annual evaluation of its performance.

The Compensation Committee also has the responsibility to review and evaluate, on at least an annual basis, the compensation for non-management members of the Board and to make recommendations to the Board regarding such compensation. Only non-management Directors are compensated for their service as Directors. The compensation for non-management Directors is described at page 46.

Role of Executive Officers in Compensation Setting. The Chief Executive Officer annually reviews the performance of each executive officer and certain other executives. His own performance is separately reviewed by the Compensation Committee without him present. The Chief Executive Officer recommends salary adjustments and annual award amounts for those executives based on his review of their performance. The Compensation Committee may exercise discretion to modify any recommended salary adjustment or compensation award as it deems appropriate under the circumstances. Decisions regarding compensation for other employees are made by the Chief Executive Officer in consultation with executive officers, except for stock-based compensation which is determined by the Compensation Committee.

Company management makes recommendations to the Compensation Committee regarding stock-based compensation for all non-executive employees of the Company. Management also develops and presents to the Compensation Committee recommendations for the design of compensation programs, including stock and cash-based incentives and other programs designed to attract, motivate and retain key employees.

The Compensation Committee has unrestricted access to the Company’s management and may request the participation of management in any discussion of a particular subject at any meeting. Compensation Committee meetings are regularly attended by the Chief Executive Officer and the Vice President of Human Resources, who is responsible for leading some of the discussions regarding the Company’s compensation programs. When the Compensation Committee meets in executive session, neither the Chief Executive Officer, the Vice President of Human Resources nor any other member of management is present. The Chief Executive Officer does not participate in any discussions regarding his compensation.

The Compensation Committee may request the participation of management or outside advisers as it deems necessary or appropriate. The Compensation Committee regularly reports to the Board on compensation matters and annually reviews the Chief Executive Officer’s compensation with the Board in executive session of non-management Directors only. The Compensation Committee may seek approval or ratification of certain compensation decisions by the Board when the Board meets in executive session of non-management Directors only.

Use of Compensation Consultants. The Compensation Committee has the authority, without any further approval from the Board, to retain advisers and experts as it deems appropriate, including compensation consultants. In retaining a compensation consultant, the Compensation Committee has sole authority to approve the consulting firm’s fees and other terms of the engagement, and has the sole authority to terminate the consultant.

During fiscal 2011, the Compensation Committee engaged an independent executive compensation consulting firm, Towers Watson, to advise it on compensation matters. Towers Watson did not provide any services to the Company or any of its subsidiaries. Its only role was to advise the Compensation Committee on executive and Director compensation matters.

Audit Committee

The current members of the Audit Committee are Mr. LaChance (Chairman), Mr. Brodsky and Mr. Rubin. Mr. Mandl and Mr. Storrs both served as members of the Audit Committee during fiscal 2011 until November of that year, and Mr. Flynn served as a member of the Audit Committee from December of 2011 until his retirement in April of 2012. Mr. Brodsky has been designated as an “Audit Committee Financial Expert.” The principal functions of the Audit Committee are:

•	Assist our Board in fulfilling its responsibility to oversee:

(i) The Company’s relationship with its independent auditor; including the auditor’s qualifications, independence and performance;

(ii) The integrity of the Company’s financial statements and reporting practices;

(iii) The Company’s compliance with legal and regulatory requirements; and

(iv) The performance of the Company’s internal audit function.

•	Appoint, compensate, retain, oversee, evaluate and (when necessary or desirable), terminate the Company’s independent auditor.

•	Prepare the Committee’s report, required by SEC rules to be included in the Company’s annual proxy statement.

The Audit Committee met eight times in fiscal 2011.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Mr. Cellar (Chairman), Mr. Tuchman and Mr. Weinstein. Mr. Clark and Mr. Mineta served as members of the Nominating and Corporate Governance Committee during fiscal 2011 until each retired as directors of the Company, and Mr. Griffin served as a member of the Nominating and Corporate Governance Committee from December 2011 until his retirement from the Board in April of 2012. The principal functions of the Nominating and Corporate Governance Committee are:

•	Establish criteria for the selection of new Directors and submit those criteria to the Board for approval.

•	Identify and approve individuals qualified to serve as members of our Board.

•	Select Director nominees for our Annual Meeting of Stockholders;

•	Evaluate the performance of our Board and Board Committees.

•	Review and recommend to our Board, any appropriate changes to the membership of the Committees of the Board.

•	Develop guidelines and oversight regarding corporate governance.

•	Review, approve, and, if necessary, amend the Company’s corporate governance documents.

The Nominating and Corporate Governance Committee met five times in fiscal 2011.

Finance Committee

The Finance Committee was formed in December of 2012 and was dissolved in April of 2012 after the completion of certain transactions. The members of the Finance Committee were Mr. LaChance (Chairman), Mr. Brodsky, Mr. Cellar, Mr. Mandl, Mr. Tuchman and Mr. Weinstein. The principal functions of the Finance Committee were to:

•	Oversee the Company’s financial policies and objectives.

•	Review periodically the capital structures and financial flexibility of the Company and its subsidiaries, including corporate liquidity, and rating agency credit metrics and ratings for the Company.

•	Review periodically the Company’s historical and proposed financing activities, including the Company’s debt portfolio and credit facilities.

•	Review periodically the Company’s capital expenditure plans and strategies and proposed capital projects.

•	Review, approve and recommend to the Board of Directors the amounts, timing, types and terms of public and private stock issuances and plans.

•

Oversee cash management plans and strategies and activities relating to cash accounts and cash investments portfolio, including the establishment and maintenance of bank, investment and brokerage accounts.

IDENTIFICATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our executive officers and the members of our Board, including nominees for Director, as of April 9, 2012:

Name	Age	Position
Stephen H. Fraser	54	Interim President, Chief Executive Officer and Director
Jeffrey A. Brodsky	53	Chairman of the Board of Directors
Michael T. Avara	53	Executive Vice President and Chief Financial Officer
Brian W. Taylor	53	Executive Vice President and Chief Operating Officer
Michael F. Zendan II	49	Senior Vice President, General Counsel and Secretary
Kurt M. Cellar	42	Director
James LaChance	47	Director
Steven L. Rubin	46	Director
Martin Tuchman	71	Director
David N. Weinstein	52	Director

Executive Officers

Stephen H. Fraser has served as interim President and Chief Executive Officer of the Company since March 11, 2011. He has served as a director of the Company since June 2010. From September 2008 to December 2009, Mr. Fraser served as Executive Vice President, Corporate Strategy of GENCO Supply Chain Solutions where he also served as Chief Executive Officer of GENCO’s three reverse logistics business units. From May 2000 to January 2008 Mr. Fraser was President and Chief Executive Officer of May Logistics Services and ADS Logistics, two logistics companies with common ownership. From 1996 to 2000 Mr. Fraser served in a variety of leadership positions at divisions of GATX Corporation. Mr. Fraser began his career by working for 10 years at GE Sea Containers, which was principally involved in the financing and leasing of shipping containers, chassis, ships and rolling stock. Mr. Fraser serves on the boards of Nautilus International Holding Corporation, PODS Enterprises, Inc. and Focus Products Group and is former Chairman of International Teams. Mr. Fraser holds a Bachelor of Science degree in Economics and Political Science from Columbia University.

Michael T. Avara was appointed Executive Vice President and Chief Financial Officer of the Company effective March 11, 2011 and had served as Senior Vice President and Chief Financial Officer since April 4, 2008. Previously, he served as Vice President, Investor Relations and Treasurer of the Company from September 2007. Mr. Avara served as Treasurer of the Company, Horizon Lines Holding and H-Lines Finance from August 2005 through September 2007, as Vice President, Investor Relations, of Horizon Lines from March 2005 through August 2007 and as Treasurer of Horizon Lines from March 2004 through August 2007. He is responsible for the accounting, finance, audit, treasury, risk management, strategic planning and investor relations functions for Horizon Lines and its business units. Prior to joining Horizon Lines in March 2004, Mr. Avara spent 21 years in various accounting and finance functions at CSX Corporation and its subsidiaries, where he most recently served for two years as Assistant Vice President, Corporate Finance, including seven years with CSX Lines, LLC and Sea-Land Service, Inc., where he held the position of Controller. Mr. Avara received both an M.B.A. in Finance and a B.A. in Accounting from Loyola College in Baltimore, Maryland.

Brian W. Taylor has served as Executive Vice President and Chief Operating Officer since March 11, 2011 and had served as Senior Vice President and Chief Commercial Officer since December 2010. Prior to assuming his present position, he served as Senior Vice President International Services from January 2010, and as President of Horizon Logistics Holdings, LLC from August 2007, and Senior Vice President, Sales and Marketing, of Horizon Lines, from February 2006 through August 2007. He served as Vice President and General Manager, Hawaii and Guam, of Horizon Lines from June 2000 through January 2006. Mr. Taylor was Vice President and General Manager for the Puerto Rico market from July 1998 to June 2000. Previously,

Mr. Taylor held various management positions in sales and marketing both in North America and Asia, including General Manager, of Buyers Consolidators, Ltd., Hong Kong, an affiliate of Sea-Land. He joined Sea-Land in 1984 as a sales representative in Montreal, Canada. Mr. Taylor received his Bachelor of Commerce and M.B.A. in Business and Financial Management from Concordia University.

Michael F. Zendan II has served as Senior Vice President, General Counsel and Secretary of the Company since June 2011. Previously, he served as Vice President, Deputy General Counsel and Assistant Secretary since joining the Company in September 2009. Prior to joining the Company, Mr. Zendan served for approximately 10 years as Vice President, General Counsel and Secretary at Muzak LLC. Previous to that, Mr. Zendan worked in various legal roles, including Assistant General Counsel for Coltec Industries Inc. in Charlotte, NC and West Hartford, CT. Mr. Zendan received his undergraduate degree, With Distinction, from Cornell University and his law degree from the State University of New York at Buffalo, where he graduated Cum Laude. He is a member in good standing of the Connecticut Bar since December 1988, the District of Columbia Bar since November 1989, and the North Carolina Bar since March 1997.

Class I Incumbent Directors — Term Expiring in 2012

Jeffrey A. Brodsky has served as a Director of the Company since November 2011. Mr. Brodsky is currently leading Quest Turnaround Advisors LLC in its role as Plan Administrator of Adelphia Communications Corporation and is Trust Administrator of the Adelphia Recovery Trust. Mr. Brodsky co-founded Quest, a financial advisory and restructuring firm in Rye Brook, NY, in 2000, and has been a Managing Director of Quest since that time. From 2002 to 2011, Mr. Brodsky served as the Chairman, President and Chief Executive Officer of PTV, Inc. (formerly NTL Incorporated). Mr. Brodsky is a Certified Public Accountant and is currently Chairman of the Board of Directors of AboveNet, Inc., and serves as a director of Euramax International, Inc. and inMotion, Inc. He holds a Bachelor’s degree in Accounting from New York University College of Business and Public Administration, and a Master’s degree in Finance from its Graduate School of Business.

Mr. Brodsky’s Experience, Qualifications, and/or Skills: extensive experience in positions of financial management and planning, accounting and financial expertise, citizen of the United States, and “independent” in accordance with the listing requirements of the New York Stock Exchange and NASDAQ

Kurt M. Cellar has served as a Director of the Company since November 2011. Mr. Cellar has been a self-employed consultant since January 2008. From July 1999 through January 2008, he was a partner and Portfolio Manager at Bay Harbour Management, L.C. Prior to that, he was an associate at Remy Investors and Consultants, Inc., where he sourced and analyzed public and private investment opportunities. Prior to Remy, Mr. Cellar was an associate at LEK/Alcar Consulting Group, Inc., a strategic management consulting firm. Mr. Cellar currently serves on the boards of Angiotech Pharmaceuticals, Inc., Aventine Renewable Energy Holdings, Inc., Hawaiian Telecom Holdco, Inc., Six Flags Entertainment Corporation, U.S. Concrete, Inc., and Vertis Communications. Mr. Cellar received a Bachelor’s degree in Economics and Business from the University of California, Los Angeles and an M.B.A. in Finance and Entrepreneurial Management from the Wharton School at the University of Pennsylvania.

Mr. Cellar’s Experience, Qualifications, and/or Skills: experience in positions of financial management, risk assessment and investment analysis, familiarity with a wide variety of industry practices as well as strategic experience, citizen of the United States, and “independent” in accordance with the listing requirements of the New York Stock Exchange and NASDAQ

David N. Weinstein has served as a Director of the Company since November 2011. Mr. Weinstein has served as a business consultant specializing in corporate restructurings since September 2008. Prior to this role, he served as Managing Director at Calyon Securities, a global provider of commercial and investment banking products and services for corporations and institutional clients, from March 2007 to August 2008. Prior to that, he was a consultant specializing in business reorganization and capital market activities. Mr. Weinstein has also served as a Managing Director and Head of High Yield Capital Markets at BNP Paribas, BankBoston Securities and Chase Securities, Inc., and head of the capital markets group in the high yield department at Lehman Brothers. Mr. Weinstein currently serves on the board of directors of Deep Ocean Group Holding AS, Georgia Gulf Corporation and Granite Broadcasting Corporation. He has previously served as Chairman of the Board of Pioneer Companies, Inc. and York Research Corporation, and as a director of Interstate Bakeries Corporation. Mr. Weinstein holds a Bachelor’s degree from Brandeis University and a Juris Doctorate from the Columbia University School of Law.

Mr. Weinstein’s Experience, Qualifications, and/or Skills: high level experience with corporate management, restructuring and investments, financial and investment expertise, experience in international markets, service on boards of other public companies, citizen of the United States, and “independent” in accordance with the listing requirements of the New York Stock Exchange and NASDAQ

Class II Incumbent Director Nominees — Terms Expiring in 2013

Stephen H. Fraser. See “Identification Of Executive Officers And Directors — Executive Officers” for the biography of Mr. Fraser.

Mr. Fraser’s Experience, Qualifications, and/or Skills: experience in supply chain/logistics, transportation, and international markets, citizen of the United States, and “independent” in accordance with the listing requirements of The New York Stock Exchange and NASDAQ

Martin Tuchman has served as a Director of the Company since November 2011. Mr. Tuchman is Chief Executive Officer of the Tuchman Group, which overseas holdings in real estate, banking and international shipping, and has headed Kingstone Capital V, a private investment group, since 2007. Since March 2011, Mr. Tuchman has served on the Board of Directors for Sea Cube Container Leasing Ltd. Since December 2008, Mr. Tuchman has served as the Vice Chairman of the First Choice Bank in Lawrenceville, N.J. In 1968, after helping develop the current standard for intermodal containers and chassis in connection with the American National Standards Institute, Mr. Tuchman co-founded Interpool, Inc., a leading container leasing business, which was sold to funds affiliated with Fortress Investment Group LLC, in 2007. In 1987, Mr. Tuchman formed Trac Lease, a chassis leasing company which was subsequently merged into Interpool, Inc. Mr. Tuchman holds a Bachelor of Science degree in Mechanical Engineering from the New Jersey Institute of Technology and an M.B.A. from Seton Hall University.

Mr. Tuchman’s Experience, Qualifications, and/or Skills: familiarity with a wide variety of industry practices as well as strategic experience, experience in supply chain/logistics, transportation and international markets, service on boards of other public companies, citizen of the United States, and “independent” in accordance with the listing requirements of the New York Stock Exchange and NASDAQ

Class III Incumbent Directors — Terms Expiring in 2014

James LaChance has served as a Director of the Company since November of 2011. Mr. LaChance has been a director of FriendFinder Networks, Inc. since 2008. Since 2004, Mr. LaChance has served as the non-executive Chairman of the Board of Northern Offshore Ltd., a drilling and production services company. From July 2005 to February 2008, Mr. LaChance served as portfolio manager at Satellite Asset Management, L.P., an investment management fund in New York with approximately $7 billion under management. From 2002 to June 2005, he was a partner at Post Advisory Group LLC, an investment management firm in Los Angeles with $8 billion under management. Mr. LaChance began his career as an audit and management consultant for Arthur Andersen & Co. He graduated from Northeastern University with a Bachelor’s degree in Business Administration and received an M.B.A. from the Stern School of Business at New York University.

Mr. LaChance’s Experience, Qualifications, and/or Skills: experience in positions of financial management and investment analysis, familiarity with enterprise risk management, service on boards of other public companies, citizen of the United States, and “independent” in accordance with the listing requirements of the New York Stock Exchange and NASDAQ

Steven L. Rubin has served as Director of the Company since November 2011. Mr. Rubin is Principal of InterPro Advisory LLC, a consulting practice serving the container shipping, intermodal and chassis markets. Between April 2008 and June 2011, Mr. Rubin was President and CEO of TRAC Intermodal, North America’s largest chassis leasing company. He was previously the Chairman of the Board of Directors of the Intermodal Association of North America, the premier trade association representing the combined interests of the intermodal freight industry. Prior to joining TRAC, Mr. Rubin spent 17 years at Kawasaki Kisen Kaisha, Inc. (K Line), Japan’s third-largest shipping company, in a number of senior leadership roles for North American operations. Mr. Rubin graduated from the University of Pennsylvania and the Wharton School with a B.A. in History and B.S. in Economics, respectively. He received his M.B.A. from the Stern School of Business at New York University, with a concentration in accounting, and obtained his Certified Public Accountant license in the state of New York.

Mr. Rubin’s Experience, Qualifications, and/or Skills: extensive experience in supply chain/logistics and shipping industries, familiarity with international markets, financial analysis and accounting expertise, citizen of the United States, and “independent” in accordance with the listing requirements of the New York Stock Exchange and NASDAQ

COMMUNICATIONS WITH STOCKHOLDERS

Stockholders and interested parties who wish to send communications to our Board, any individual Director, our non-executive chairman, or our independent Directors as a group, may do so by addressing their correspondence to the appropriate party, c/o Corporate Secretary, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. Depending upon the subject matter of the communication, our Corporate Secretary will, as appropriate:

•	forward the communication to the Director or Directors to whom it is addressed;

•	attempt to handle the inquiry directly where it contains a request for information about the Company; or

•	decline to forward the communication if it is primarily commercial in nature, or if it relates to inappropriate subject matter.

Stockholder complaints or concerns relating to financial and accounting methods, internal accounting controls or auditing matters should be sent to the attention of the Chairman of the Audit Committee, James LaChance, c/o Corporate Secretary. All stockholder communications will be periodically summarized for our Board and each letter will be made available to any Director upon request.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on filings with the SEC and other information, we believe that the following stockholders beneficially owned more than 5% of our common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Total Common Stock(1)
Beach Point SCF I(2) c/o Beach Point Capital Management LP 1620 26th Street, Suite 6000N Santa Monica, California 90404	376,270	10.28%

Beach Point Opportunities Fund LP(3) c/o Beach Point Capital Management LP 1620 26th Street, Suite 6000N Santa Monica, California 90404	264,138	7.42%

Beach Point Capital Management LP(4) c/o Beach Point Capital Management LP 1620 26th Street, Suite 6000N Santa Monica, California 90404	1,613,663	34.97%

Caspian Capital LP(5) Caspian Capital Advisors, LLC Caspian Credit Advisors, LLC 767 Fifth Avenue New York, New York 10153	3,333,413	50.92%

Pioneer Global Asset Management S.p.A(6) Galleria San Carlo 6 Milan, Italy	5,733,439	65.36%

Pioneer Investment Management, Inc.(6) 60 State Street Boston, Massachusetts 02109	5,335,045	63.23%

Pioneer Asset Management SA, Inc.(6) 4, rue Alphonse Weicker 2721 Luxembourg Luxembourg	2,645,518	44.28%

Public Employees Retirement System of Ohio(7) 277 East Town Street Columbus, Ohio 43215	638,267	17.05%

Ship Finance International, Ltd.(8) Par-la-Ville Place 14 Pa-la-Ville Road Hamilton, HM 08 Bermuda	9,250,000	73.59%

Virginia Retirement System(9) 1200 East Main Street Richmond, Virginia 23219	331,241	9.15%

Western Asset Management Company(10) 385 East Colorado Boulevard Pasadena, California 91101	691,994	20.85%

(1)	There were 3,319,080 shares of our common stock outstanding as of April 9, 2012. The shares underlying the Series A Notes, Series B Notes or warrants which are held by the named beneficial owner are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such beneficial holder but are not deemed to be outstanding for computing the percentage of common stock owned by any other beneficial holder. The calculation of the percentage of total common stock for any beneficial holder is determined by dividing the number of shares of common stock beneficially held by such holder in the first column by the sum of (i) the total number of shares outstanding as of April 9, 2012 and (ii) the shares underlying any Series A Notes, Series B Notes or warrants held by such holder.

The percentage of common stock deemed to be owned by any named beneficial holder under the Exchange Act does not represent the actual number of shares of common stock held by such named beneficial holder that would be analyzed for purposes of determining the Company’s compliance with the U.S. citizenship rules of 46 U.S.C. §50501 and the regulations promulgated thereunder (the “Jones Act”). The conversion of Series A Notes, Series B Notes or warrants by any holder thereof into shares of the Company’s common stock is subject to the U.S. citizenship requirements of Article V of the Company’s Restated Certificate of Incorporation. Any named beneficial holder that is not a U.S. citizen within the meaning of the Jones Act will be issued warrants instead of common stock upon the conversion of their Series A Notes or Series B Notes and will not be allowed to convert any warrants it holds into common stock to the extent required to ensure the Company’s compliance with the Jones Act and the Company’s Restated Certificate of Incorporation. The U.S. Coast Guard and the U.S. Maritime Administration have reviewed the warrant agreement and the warrant substantially in the forms used by the Company and confirmed that such warrants would not cause the Company to cease to be a U.S. citizen within the meaning of the Jones Act.

(2)	Based on the Schedule 13G filed by Beach Point SCF I LP, Beach Point Advisors LLC may be deemed to share beneficial ownership of the shares of our common stock with Beach Point SCF I LP. Beach Point Advisors LLC is the sole general partner of Beach Point SCF I LP and it disclaims beneficial ownership of the shares held by Beach Point SCF I LP.

Based on the Schedule 13G filed by Beach Point SCF I LP, it had beneficial ownership of 376,270 shares of our common stock. We believe that approximately 290,400 of those shares are issuable upon conversion or our Series A Notes held by Beach Point SCF I LP and approximately 49,594 of those shares are issuable upon conversion of our Series B Notes held by Beach Point SCF I LP.

(3)	Based on the Schedule 13G filed by Beach Point Opportunities Fund LP, Beach Point Opportunities Fund GP LP may be deemed to share beneficial ownership of the shares of our common stock with Beach Point Opportunities Fund LP. Beach Point Opportunities Fund GP LP is the sole general partner of Beach Point Opportunities Fund LP and it disclaims beneficial ownership of the shares held by Beach Point Opportunities Fund LP.

Based on the Schedule 13G filed by Beach Point Opportunities Fund LP, it had beneficial ownership of 264,138 shares of our common stock. We believe that approximately 203,858 of those shares are issuable upon conversion or our Series A and approximately 34,822 of those shares are issuable upon conversion of our Series B Notes.

(4)	Based on the Schedule 13G filed by Beach Point Capital Management LP, Beach Point GP LLC may be deemed to share beneficial ownership of the shares of our common stock with Beach Point Capital Management LP. Beach Point GP LLC is the sole general partner of Beach Point Capital Management LP and it disclaims beneficial ownership of the shares held by Beach Point Capital Management LP.

Based upon the Schedule 13G filed by Beach Point Capital Management LP, it had beneficial ownership of 1,065,412 shares of our common stock. We believe that Beach Point Capital Management LP is the adviser for Beach Point Strategic Master Fund and Beach Point Total Return Master Fund, which together own our Series A Notes convertible into 809,703 shares of our common stock and our Series B Notes convertible into 138,308 shares of our common stock. In January 2012, we issued warrants exercisable for 347,224 shares of our common stock to Beach Point Strategic Master Fund and Beach Point Total Return Master Fund.

(5)	Based on the joint Schedule 13G filed by Caspian Capital LP, Caspian Capital Advisors, LLC and Caspian Credit Advisors, LLC, (a) Caspian Capital LP may be deemed to beneficially own 105,896 shares of our common stock, (b) Caspian Capital Advisors LLC may be deemed to beneficially own 25,843 shares of our common stock and (c) Caspian Credit Advisors may be deemed to beneficially own 71,824 shares of our common stock. Caspian Capital LP serves as the investment advisor for Caspian Capital Partners, L.P., Caspian Select Credit Master Fund, Ltd., Caspian Solitude Master Fund, L.P. and Caspian Alpha Long Credit Fund, L.P.

In addition, we believe that Caspian Alpha Long Credit Fund, L.P., Caspian Capital Partners, L.P., Caspian Select Credit Master Fund, Ltd. And Caspian Solitude Master Fund, L.P. beneficially own our Series A Notes convertible into approximately 2,218,991 shares of our common stock and our Series B Notes convertible into approximately 379,033 shares of our common stock. In October of 2011 and January of 2012, we issued warrants exercisable into 629,493 shares of our common stock to Caspian Capital Partners, L.P., Caspian Select Credit Master Fund Ltd. And Caspian Solitude Master Fund, L.P.

(6)	Based on the joint Schedule 13G filed by Pioneer Global Asset Management S.p.A, Pioneer Investment Management, Inc. and Pioneer Asset Management SA, Inc., (a) Pioneer Global Asset Management S.p.A may be deemed to beneficially own 280,128 shares of our common stock, (b) Pioneer Investment Management, Inc. may be deemed to beneficially own 246,206 shares of our common stock and (c) Pioneer Asset Management SA, Inc. may be deemed to beneficially own 17,210 shares of our common stock. In addition, according to the Schedule 13G, (a) Pioneer Global Asset Management S.p.A. beneficially owns Series A Notes convertible into 2,794,791 shares of our common stock, Series B Notes convertible into 954,774 shares of our common stock and warrants exercisable into 1,703,746 shares of our common stock; (b) Pioneer Investment Management, Inc. beneficially owns Series A Notes convertible into 2,523,126 shares of our common stock, Series B Notes convertible into 891,966 shares of our common stock and warrants exercisable into 1,703,746 shares of our common stock; (c) Pioneer Asset Management SA, Inc. beneficially owns Series A Notes convertible into 689,136 shares of our common stock, Series B Notes convertible into 235,427 shares of our common stock and warrants exercisable into 1,703,746 shares of our common stock.
(7)	Based on the Schedule 13D filed by Public Employees Retirement System of Ohio, it beneficially owns 213,475 shares of our common stock. Public Employees Retirement System of Ohio also beneficially owns our Series A Notes convertible into approximately 362,818 shares of our common stock and Series B Notes convertible into approximately 61,974 shares of our common stock.
(8)	On April 9, 2012, we issued warrants to purchase 9,250,000 shares of our common stock to Ship Finance International, Ltd.
(9)	Based on the Schedule 13D filed by Virginia Retirement System, it had beneficial ownership of 331,241 shares of our common stock. We believe that approximately 256,647 of those shares were issuable upon conversion or our Series A Notes and approximately 43,175 of those shares were issuable upon conversion of our Series B Notes.
(10)	Based on the Schedule 13G filed by Western Asset Management Company, it had beneficial ownership of 691,994 shares of our common stock, including warrants convertible into shares of our common stock. We believe that Western Asset Management Company may also be deemed to beneficially own Series A Notes and Series B Notes convertible into a total of 11,821,860 shares of our common stock or warrants for the purchase of our common stock.

The following table\ sets forth, as of April 9, 2012, certain information with respect to our common stock owned beneficially by (1) each Director or Director nominee, (2) each of our named executives, and (3) all executive officers and Directors as a group. To our knowledge, each of the beneficial holders listed below has sole voting and investment power as to the shares owned by such holder, unless otherwise noted.

Name of Beneficial Owner	Shares of Common Stock	Percentage of Total Common Stock (%)
Stephen H. Fraser	1,683	*
Michael T. Avara	4,192	*
Brian W. Taylor	15,853	*
Michael F. Zendan II	—	*
Jeffrey A. Brodsky	—	*
Kurt M. Cellar	—	*
James LaChance	—	*
Steven L. Rubin	—	*
Martin Tuchman	—	*
David N. Weinstein	—	*
All Directors and executive officers as a group (including those listed above — eleven people)	21,728	*

*	Denotes beneficial ownership of less than 1% of our common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires our Directors and executive officers, and persons who own more than 10 percent of our equity securities to file initial reports of ownership and reports of changes in ownership with the SEC. Based upon a review of the original and amended Forms 3, 4 and 5 furnished to the Company during its last fiscal year, we do not know of any person that failed to file on a timely basis any reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, except that on December 6, 2011, a Form 3 for Mr. James LaChance was filed one business day late as a result of difficulty in obtaining the proper SEC filing codes necessary to make the filing.

AUDIT COMMITTEE REPORT

During fiscal 2011, Thomas Storrs served as Chairman of the Audit Committee of the Board of Directors prior to his retirement. Jeffrey Brodsky served as the Chairman of the Audit Committee from December of 2011 until April of 2012, and in April of 2012, James LaChance began serving as Chairman of the Audit Committee.

Stephen Fraser served on the audit committee during fiscal 2011 and resigned in March of 2011 in connection with his appointment as interim Chief Executive Officer of the Company. William Flynn joined the audit committee in March of 2011 and served on the audit committee until April of 2012. Alex Mandl served on the audit committee during fiscal 2011 until December of 2012. Jeffrey Brodsky, James LaChance and Steven Rubin are current members of the audit committee and were appointed to the audit committee in December of 2011.

The Board of Directors has determined that all members of the Audit Committee were independent at the time serving on the Audit Committee and are financially literate and sophisticated as required by the NYSE and NASDAQ listing standards, and that Mr. Brodsky is an “audit committee financial expert,” as defined by SEC rules, and has accounting or related financial management expertise, as required by the NYSE’s and NASDAQ’s listing requirements.

The Audit Committee has met and reviewed and discussed the Company’s audited financial statements for the fiscal year ended December 25, 2011 with the Company’s management, which has the primary responsibility for the Company’s financial statements, as well as with the Company’s independent registered public accounting firm, Ernst & Young LLP who are responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board. The Audit Committee is not providing any expert or special assurance as to the Company’s financial statements or providing any professional certification with respect to the independent registered public accounting firm’s work product.

The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 114, “The Auditor’s Communication With Those Charged With Governance”, as adopted by the Public Company Accounting Oversight Board. The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP communications with the Audit Committee concerning independence. The Audit Committee also considered whether Ernst & Young LLP’s non-audit services to the Company were compatible with the independence requirements and concluded their independence was not compromised by the provision of these services.

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2011 for filing with the SEC.

This report is provided by the following independent Directors, who comprise the Audit Committee:

James LaChance, Chairman

Jeffrey Brodsky

Steven Rubin

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have adopted the Horizon Lines Code of Business Conduct and Ethics, which specifically addresses conflicts of interest. Specifically, in the section of the Code of Ethics titled “Conflicts of Interest,” the Company requires its officers, Directors and employees to refrain from having any financial or other relationship in or with a third party that does business with the Company in a situation where the officer, Director or employee has authority for the Company’s interests. See our discussions of “Corporate Governance Guidelines” and “Code of Ethics” within the disclosures entitled “BOARD AND CORPORATE LEADERSHIP — STRUCTURE, GOVERNANCE PHILOSOPHY, AND COMMITTEE ROLES” of this Proxy Statement.

During fiscal 2011, our executive officers and Directors have complied with our Code of Ethics by refraining from interested transactions and relationships that may compromise their fiduciary duty to the Company.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board makes decisions regarding the compensation of our executives, which include the “named executives.” The named executives are our Chief Executive Officer, Chief Financial Officer and certain other executive officers. See the “Summary Compensation Table” on page 38 below for a summary of the compensation paid to the individuals who were our named executives for fiscal 2011.

Our Executive Compensation Philosophy

Our compensation program is intended to help us achieve strategic business objectives and to maximize our future growth and profitability. We believe that compensation should help attract, motivate and appropriately reward talented executives. In addition, compensation should incent our executives to focus on attaining our business objectives and thereby enhance value for our stockholders. We also believe that appropriately structured compensation programs will help maintain a stable executive management team, which we consider necessary to achieve our business objectives. To further these goals, we have adopted a compensation philosophy based on the following core principles:

•	Executive pay should be aligned with the interests of our stockholders and with our business objectives.

•	Executive pay should be targeted at competitive levels, using compensation data for a competitive market comparator group that is relevant to the Company.

•	Executive pay should be structured as a mix of elements that include both fixed and variable compensation, as well as compensation that is earned over annual and multi-year periods.

•	Variable pay should be based on performance measures appropriate to our business and which reflects an executive’s role and responsibilities in the Company.

•

Performance pay goals should be consistent with our overall business objectives, should include appropriate ranges of performance and, when appropriate, should allocate expected performance over our various lines of business.

Our Executive Compensation Program

Our executive compensation program has been structured to reflect the compensation philosophy described above. The program consists of the following primary elements of compensation:

Compensation Element	Objective	Characteristics
Base Salary	Rewards executives for annual performance and recognizes their individual responsibilities and contributions.	Salary levels are set and adjusted based on a consideration of competitive market data, and an executive’s responsibilities, individual performance and experience.

Annual Cash Incentive Plan	Provides variable compensation that is tied to attainment of business objectives and individual performance goals for the year.	Each executive’s annual bonus opportunity is based on one or more pre-established measures of financial performance and an assessment of individual performance for the year.

Compensation Element	Objective	Characteristics
Long-Term Incentive Compensation	Long-term incentives are designed to enhance the link between the creation of stockholder value and executive pay. In addition, this element is intended to encourage executives to remain with the Company over a sustained period of time.	Awards may be stock-based, as with stock options or restricted stock awards. Awards may also be cash-based, in which case the amount of compensation payable to an executive depends in whole or in part on the level of achievement of pre-established measures of financial performance.

Retirement and Other Benefits	To allow executives to accumulate retirement savings on a tax-advantaged basis and to provide reasonable levels of other benefits that will help attract and retain key management talent.	Our executives are eligible to participate in the Company’s retirement, health and other welfare benefit programs on the same basis as other salaried employees.

Shareholder Say-on-Pay Vote

Each year the Company’s shareholders are permitted to cast an advisory vote on executive compensation (called a “say-on-pay proposal”). At the Company’s annual meeting of shareholders held in 2011, a majority (over 98%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this vote reflects general approval of the Company’s approach to executive compensation. As a result, the Compensation Committee did not make any changes in the structure of our executive compensation program. The Compensation Committee will continue to consider the vote results for say-on-pay proposals in future years when making compensation decisions for our named executives.

In addition, because the membership of the Compensation Committee changed substantially at the end of 2011, The Compensation Committee intends to review during 2012 our executive compensation program and compensation setting practices. The Compensation Committee will consider how the program responds to current business conditions and aligns compensation incentives with our business objectives.

Process for Determining Executive Compensation

The Compensation Committee evaluates and sets base salaries, short-term cash incentive opportunities and long-term incentive compensation for our executives. The process that the Compensation Committee generally has used is as follows.

Competitive Pay Positioning. The Compensation Committee reviews both peer group data and general industry survey data (referred to collectively as “comparator group data”), and uses those data as a reference point in making executive compensation decisions. The Compensation Committee generally sets base salaries at the 50th percentile of the comparator group data. In addition, the Compensation Committee typically will set total annual cash compensation (base salary plus target annual cash incentive) close to the 50th percentile of the comparator group data for performance that meets the Company’s annual business objectives, and between the 50th and 75th percentile of the comparator group data for performance that substantially exceeds annual business objectives. We have chosen the 50th percentile as the target for base salaries, and annual incentive cash compensation when we achieve our business objectives, because we believe that this is a reasonable level of total annual compensation which allows us to attract and retain executive talent. We believe that the incentive pay targets for circumstances in which we substantially exceed our business objectives are appropriate to reward exceptional performance, help contribute to a culture of high-performance and align our executives’ interests with those of our stockholders.

The peer group and general industry compensation data considered by the Compensation Committee relates to public companies in the transportation industry (“transportation industry peers”) and is compiled and updated for the Compensation Committee by Towers Watson, its compensation consultant. The transportation industry peers are generally selected based on the comparability of their revenue and market capitalization to the Company’s revenue and market capitalization. In recent years, these peers have consisted of the following companies:

Alexander & Baldwin, Inc.	Knight Transportation, Inc.

American Commercial Lines	Landstar System, Inc.

Arkansas Best Corp.	Old Dominion Freight Line, Inc.

Covenant Transportation Group	Quality Distribution, Inc.

Heartland Express, Inc.	SAIA, Inc.

Kansas City Southern	Tidewater, Inc.

Kirby Corp.	Universal Truckload Services, Inc.

Werner Enterprises, Inc.

Linking Pay to Business Performance. A meaningful portion of an executive’s total compensation generally is based on attainment of pre-established measures of Company or business unit performance. This portion of each executive’s compensation is “at risk.” This means that it is only earned if at least a threshold level of targeted performance is achieved. In addition, some compensation opportunities are structured so that the amount that may be earned increases in relationship to the level of performance above the designated threshold. Performance is measured, and compensation relating to such performance is paid, on both an annual basis and over longer periods of time. Final pay-outs of annual performance-based compensation are determined after an evaluation by the Compensation Committee of each executive’s individual performance and contributions during the year. Longer-term performance compensation is tied to attainment of business performance objectives and an executive’s continuous employment with the Company over a period of time.

The Compensation Committee considers which measure of Company financial performance to use in setting annual and longer-term incentive compensation for our executives. The Compensation Committee has traditionally linked annual cash incentives to the attainment of objective performance measures. The Compensation Committee normally establishes the target range for performance compensation based on our internal budget targets. These budget targets are developed annually by management, are reviewed in consultation with the Board and are implemented only after approval by the Board. In establishing performance targets for incentive compensation, the Compensation Committee considers the aggressiveness of the Board-approved budget targets, the revenue and earnings growth included in the budget targets as compared to the prior year, and any significant strategic initiatives that may impact the budget targets. The Compensation Committee generally consults with the Chief Executive Officer and other senior executives, the Board and the Compensation Committee’s independent compensation consultant before setting performance levels for annual and long-term incentive compensation.

Consideration of Individual Performance. The Compensation Committee assesses the individual performance of each executive, and generally considers such performance when setting an executive’s base salary and annual cash incentive compensation. Individual performance is measured both on quantitative and qualitative measures. Quantitative measures are applied to individual executives by an evaluation process that includes establishing individual objectives for each executive that support the Company’s financial and strategic targets and objectives. Qualitative measures for evaluating individual executive performance include an assessment of various leadership competencies such as effective communication, providing strategic direction, motivating others, fostering teamwork and using sound management principles. The Compensation Committee’s assessment of these qualitative measures with regard to individual executive performance is conducted primarily through conversations with the Chief Executive Officer. The Compensation Committee believes that use of individual performance measures is important because they create incentives for executives to make specific contributions to the Company’s financial growth based on their individual levels of responsibility, and because it allows the Company to reward those specific contributions.

Allocating Between Compensation Elements. The Compensation Committee does not have a fixed standard for determining how an executive’s total compensation is allocated among the various elements of the Company’s compensation program. Instead, the Compensation Committee uses a flexible approach so that it can structure annual and long-term incentives that are most likely to enhance stockholder value in light of current and anticipated market conditions and to reward extraordinary performance when appropriate. In setting the amounts potentially payable under the annual cash incentive plan, the Compensation Committee takes into account other annual cash compensation payable to each executive and how the total annual cash compensation paid to that executive compares to the comparator group compensation data.

The Compensation Committee also seeks to allocate a portion of total compensation to long-term, stock-based compensation. The portion of total compensation allocated to stock-based compensation is determined based on a review of a variety of factors including comparator group compensation data, the stock-based compensation that has been awarded to executives in prior years and Company performance. In recent years, the Compensation Committee has granted a combination of performance-based and time-vested restricted stock. Performance-based restricted stock provides incentives for the attainment of specific levels of business performance measures and time-based restricted stock is designed to encourage executives to remain employed with the Company over specific periods and thereby enhance the stability of our management team.

Other Pay-Setting Procedures. See the section captioned “Compensation Committee” at page 16 for information on the role of the Compensation Committee’s compensation consultant, Towers Watson, and our executives in recommending the amount or form of compensation to be paid to our executives.

2011 Executive Compensation

Base Salaries. Except for Mr. Avara, Mr. Taylor and Mr. Zendan, the base salaries for the named executives were maintained at their 2010 levels.

In connection with his promotion in 2011 from Senior Vice President and Chief Commercial Officer to Executive Vice President and Chief Operating Officer, Mr. Taylor’s base salary was increased from $340,000 to $370,000. When Mr. Avara was promoted during the year from Senior Vice President and Chief Financial Officer to Executive Vice President and Chief Financial Officer, his base salary was increased from $295,000 to $370,000. The salary adjustments reflected the broadened responsibilities resulting from each executive’s promotion. In addition, a pay comparability study prepared by Towers Watson and based on survey data for general industry companies showed that each executive’s adjusted salary was below the median base salary for their position. The adjustments became effective on April 1, 2011.

Mr. Zendan’s base salary was increased from $275,000 to $300,000, effective on May 1, 2011 in connection with his promotion from Vice President, Deputy General Counsel and Assistant Secretary to Senior Vice President, General Counsel and Secretary.

Annual and Long-Term Incentive Awards. No annual cash incentives or long-term awards were granted to the named executives in 2011. As a result of financial considerations and special bargaining with employee unions, the Company agreed not to pay bonus compensation during 2011 (other than cash incentives to sales personnel).

In early 2012, the Company implemented a bonus plan and a management incentive plan. In connection with the bonus plan, the Company paid $100,000 to each of Michael T. Avara, Brian Taylor and Michael F. Zendan II in February of 2012. The incentive plan covers Mr. Avara, Mr. Taylor and Mr. Zendan and certain other executives. The plan assigns each participant an incentive award amount, payment of which is conditioned on the Company meeting certain pre-established business goals and financial performance objectives. The total incentive award opportunity is $100,000 for each of Mr. Avara, Mr. Taylor and Mr. Zendan. Sixty percent (60%) of this amount will be paid only if the Company’s adjusted EBITDA for 2012 equals or exceeds a specified target amount. Forty percent (40%) of this amount was to be paid if and when the pre-established business goals were met. The Compensation Committee determined that the goals were met in connection with certain of the Company’s recent transactions, and the Company paid the forty percent (40%) of the incentive award in April of 2012. Payment of the other sixty percent (60%) of the incentive award will only occur if the adjusted EBITDA target is met. No additional bonus over the amount of the target incentive award is payable for exceeding either the Adjusted EBITDA target or the business goals. For this plan, adjusted EBITDA is a non-GAAP financial measure defined as net income plus net interest expense, income taxes, depreciation and amortization, and excludes certain expenses and costs related to the antitrust matters and related lawsuits, as well as severance, restructuring and impairment charges.

Employment and Separation Agreements

We generally do not have employment or severance agreements for our executives. However, we recognize that in some circumstances such agreements may help us achieve the objectives of our compensation program and specific business goals. Therefore, we assess on a case-by-case basis when it may be appropriate to enter into employment or separation agreements.

Raymond Separation Agreement. We entered into a separation agreement with Mr. Raymond in connection with his retirement in March of 2011. The separation agreement provided Mr. Raymond with certain payments and benefits in recognition of his long period of service to the Company and its predecessor businesses, and in consideration of his release of claims against us, his agreement to comply with certain non-competition and confidentiality requirements and his commitment to cooperate with us to address legal proceedings and certain other matters following his retirement. Mr. Raymond received cash severance payments of $140,000 per month for the first seven months following his retirement and is entitled to receive cash payments of $72,333 per month for the following 18 months. In addition, his unvested stock options were fully vested and the exercise period for all of his outstanding stock options was extended. The modification of the stock options did not result in any incremental fair value for financial accounting purposes. He is also entitled to indemnification and advancement of expenses in connection with claims relating to his employment with us (to the extent provided for in our charter, bylaws and other documents), and he is entitled to reimbursement of COBRA premiums for continuation of coverage for him and his dependents under our group medical plan. See “Payments Upon Termination” below for more information concerning the benefits Mr. Raymond received under the agreement.

Fraser Interim Employment Agreement. We entered into an employment agreement with Mr. Fraser in 2011 when he agreed to serve as our interim President and Chief Executive Officer. The agreement describes the terms of his interim employment and compensation. In addition to receiving a base salary, Mr. Fraser is reimbursed for expenses that he incurs as President and Chief Executive Officer (including the cost of traveling between his home in Chicago and our headquarters in North Carolina). He also is eligible to participate in the benefit plans generally available to our other named executives, but is not entitled to receive severance benefits or receive equity compensation awards that may be granted to other named executives and therefore he does not participate in our Executive Severance Plan, as described below. The agreement also specifies that Mr. Fraser will continue to serve on our Board during his interim employment. As a result, he received the same restricted stock unit award that was granted to our other non-employee directors in 2011, and continued to vest in his outstanding restricted stock awards during his interim employment. However, his cash retainer for service on the Board during 2011 was prorated to reflect only the period during which he was a non-employee director.

Keenan Employment Agreement. We entered into an employment agreement with Mr. Keenan before we became a publicly traded company. At that time, we considered such agreements important to recruit and retain key executive talent. In 2011, we granted Mr. Keenan a leave of absence with pay, and during 2012 we terminated his employment. In accordance with the terms of his employment agreement, Mr. Keenan will receive salary continuation payments for one year. See “— Payments Upon Termination” below for more information concerning Mr. Keenan’s payment under the agreement.

Zuckerman Severance Agreement. We also have a severance agreement with Mr. Zuckerman. This agreement, like Mr. Keenan’s employment agreement, was entered into before we became a public company. See “— Payments Upon Termination” below for more information concerning Mr. Zuckerman’s severance agreement.

Executive Severance Plan

We adopted an Executive Severance Plan in 2011 to provide severance benefits to certain executives if their employment terminates under specific conditions. The plan is designed to avoid distractions for our executives while they focus on helping us meet our business objectives, and to address the fact that executive officers are excluded from participation in our general severance program for salaried employees. Participation in the Executive Severance Plan is limited to executive officers who are not otherwise entitled to receive severance payments under an employment agreement or other arrangement with us. The named executives participating in the plan at the end of 2011 were Mr. Avara, Mr. Taylor and Mr. Zendan. The plan was adopted after Mr. Raymond retired and therefore he did not receive any benefits under the plan.

A participant is eligible to receive severance benefits under the plan if his employment is terminated by the Company other than for “cause” or if he resigns from employment for “good reason” (as those terms are defined in the plan). Severance benefits consist of:

•	continuation of base salary for one year;

•

continued coverage of the participant and his eligible dependents for a period of one year under the Company’s medical, dental and visions plans, and optional life insurance and personal accident plan coverage, at the same costs as for active employees,

•	continued eligibility to receive a pro-rated payment under the annual bonus plan in effect for the year in which the participant’s employment terminates, and

•	outplacement services of up to $25,000.

A participant must sign a release and comply with certain non-competition, non-solicitation and non-disclosure requirements following termination of employment in order to receive these benefits. See “Payments Upon Termination” below for more information concerning the Executive Severance Plan.

Retirement and Other Benefits

The named executives participate in certain benefit plans that are also generally available to other salaried employees. These include a Section 401(k) retirement plan that provides a matching contribution based on an employee’s contributions to the plan. The other benefit plans primarily include health care insurance and related benefits, group life insurance, disability, tuition assistance, and an employee stock purchase plan (which was suspended during 2011). The Company does not maintain any defined benefit pension plans or any nonqualified deferred compensation arrangements for its executives.

Other Compensation Policies

Executive Stock Ownership Requirements. We have historically maintained minimum stock ownership requirements for each Company executive who is at a vice president level or above. The policy was designed to help align the interests of executives with those of our stockholders. Each covered executive’s required level of stock ownership was determined based on a multiple of the executive’s annual base salary and was then converted to a fixed number of shares of the Company’s common stock using a 365-day average closing price per share. The base salary multiples varied depending upon position. Executives were required to reach their assigned ownership level within five years of becoming subject to the requirements. Once the required ownership level had been achieved, an executive was expected to maintain this minimum level of ownership until such time as the executive was no longer subject to the stock ownership requirements. An executive ceased to be subject to the stock ownership requirements when the executive’s employment with the Company terminated or if the executive’s position with the Company changed to a position that was not subject to the stock ownership requirements.

We suspended the policy at the end of 2011 because we determined that the policy was no longer serving its intended purpose in light of the significant decrease in the value of our stock and changes in business conditions. The Compensation Committee may reconsider implementation of stock ownership requirements at a later time.

Management of Compensation-Related Risk. Our executive compensation program is designed to incent our executives to achieve our annual and longer-term business objectives. The Compensation Committee considers how compensation could potentially encourage our executives, either individually or as a group, to make excessively risky business decisions at the expense of long-term value. In order to address this potential risk, the Compensation Committee annually reviews the risk characteristics of our compensation programs generally and considers methods for controlling such risk.

Tax and Financial Accounting Considerations. The Compensation Committee considers the anticipated tax treatment to the Company and to the individual executives of various compensation payments and benefits. Interpretations of and changes in the tax laws, as well as other factors beyond the Compensation Committee’s control, also affect the deductibility of compensation. For these and other reasons, the Company will not necessarily in all circumstances limit executive compensation to the amount which is permitted to be deductible as an expense of the Company under Section 162(m) of the Internal Revenue Code. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

We also consider the financial accounting implications of our compensation program. However, the Compensation Committee and the Company do not determine the compensation payable to executives and employees solely on the basis of the accounting expense for such compensation.

Stock Compensation Grant Practices. The Compensation Committee administers our stock compensation plans and approves all awards under those plans. The grant date of awards under those plans is the date of the Compensation Committee meeting on which the award is approved, or a future date that the Compensation Committee may designate. The Compensation Committee does not grant stock options with an exercise price that is less than the closing price of the Company’s common stock on the grant date or grant stock options which are priced on a date other than the grant date, unless for some reason the grant date is a future date, in which case the closing price for that future date is used to determine the exercise price of stock options granted on that date.

COMPENSATION COMMITTEE REPORT

Management prepared the Compensation Discussion and Analysis describing the Company’s compensation program for executives, which includes the Company’s named executives. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement. This report is provided by the following independent Directors, who comprise the Compensation Committee.

Martin Tuchman, Chairperson

Kurt Cellar

David Weinstein

Mr. Tuchman and Mr. Weinstein became members of the Compensation Committee in December of 2011. Mr. Cellar became a member of the Compensation Committee in April of 2012.

Compensation Risk Assessment

As part of its oversight of the Company’s executive compensation program, in 2011 the Compensation Committee (as it was constituted at that time) reviewed the Company’s compensation policies and procedures for all employees to determine whether they present a significant risk to the Company. This review was conducted with assistance from management. The review included a consideration of the incentives that the Company’s compensation policies and procedures create, and factors that may reduce the likelihood of excessive risk taking. Based on this review, the Company has concluded that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each individual that served as a member of the Compensation Committee during fiscal 2011 was an independent Director of the Company during such person’s time as a member of the Compensation Committee, and none of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation Committee or Board of Directors.

2011 SUMMARY COMPENSATION TABLE

The following table sets forth information regarding all compensation earned by the named executives, who are Stephen H. Fraser, our Chief Executive Officer, and President, Michael T. Avara, our Executive Vice President and Chief Financial Officer, Brian W. Taylor, our Executive Vice President and Chief Operating Officer and Michael F. Zendan II, our Senior Vice President and General Counsel. The named executives for 2011 also included the following former executives: Charles G. Raymond, former Chairman, Chief Executive Officer and President through March 11, 2011, John V. Keenan, former Senior Vice President and Chief Operating Officer through February 2011 and Robert S. Zuckerman, former Senior Vice President and General Counsel through June 1, 2011.

Name and Principal Position	Year	Salary(6) ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation(8) ($)	All Other Compensation(9) ($)	Total ($)
Stephen H. Fraser(1)	2011	892,174	—	60,000	(7)	—	—	23,629	975,803
Chief Executive Officer and President (Principal Executive Officer)

Charles G. Raymond(2)	2011	136,835	—			—	—	1,309,383	1,446,218
Former Chairman,	2010	665,000	—	—		—	—	14,675	679,675
Chief Executive Officer and President (Principal Executive Officer)	2009	640,000	—	—		—	328,320	127,127	1,095,447

Michael T. Avara	2011	351,250	—	—		—	—	7,350	358,600
Executive Vice	2010	295,000	—	196,800		—	—	18,350	510,150
President and Chief Financial Officer (Principal Financial Officer)	2009	272,500	—	169,000		—	111,132	45,988	598,620

Brian W. Taylor	2011	362,500	—	—		—	—	7,350	369,850
Executive Vice	2010	340,000	—	196,800		—	—	20,357	557,157
President and Chief Operating Officer	2009	325,000	—	169,000		—	69,786	55,085	618,871

Michael F. Zendan II(3)	2011	291,667	—	—		—	—	7,350	299,017
Senior Vice President and General Counsel

John V. Keenan(4)	2011	340,000	—	—		—	—	7,350	347,350
Former Senior Vice	2010	340,000	—	196,800		—	—	18,350	555,150
President and Chief Operating Officer	2009	325,000	—	169,000		—	107,494	63,937	665,431

Robert S. Zuckerman(5)	2011	275,000	—	—		—	—	6,875	281,875
Former Senior Vice	2010	275,000	—	59,040		—	—	11,000	345,040
President and General Counsel	2009	246,167	21,000	50,700		—	81,675	27,220	426,762

(1)	Mr. Fraser was appointed interim Chief Executive Officer of the Company on March 11, 2011. He ceased receiving director’s fees once he became our interim Chief Executive Officer, but continues to be eligible to receive the same stock awards that are granted to non-management directors.
(2)	Mr. Raymond retired from the Company on March 11, 2011.
(3)	Mr. Zendan was appointed Senior Vice President, General Counsel and Secretary on June 2, 2011.
(4)	Mr. Keenan was on a paid leave of absence which began in February 2011 and his employment was terminated effective February 24, 2012.
(5)	Mr. Zuckerman was Senior Vice President and General Counsel until June 1, 2011, at which time he became Vice President, Law and Government Affairs.
(6)	Amounts shown represent base salary paid during the fiscal year. Annual base salary adjustments generally become effective after they are approved, which may not coincide with the beginning of the fiscal year.
(7)

This represents the grant date fair value of 49,180 restricted stock units (RSUs) that Mr. Fraser received during 2011 as a director and while he was also serving as our interim Chief Executive Officer. This amount was determined in accordance with stock-based compensation accounting standards (FASB ASC Topic 718). Each RSU has an economic value equal to a share of the Company’s common stock (excluding the right to receive dividends). The RSUs will vest on June 2, 2012, subject to Mr. Fraser’s continued service on the Board through that date. Each vested RSU entitles Mr. Fraser to receive a lump sum cash payment equal to the value of one share of Company common stock on the date on which he ceases to be a director. Early vesting and payment will occur with respect to his RSUs if Mr. Fraser’s service on the Board terminates due to his death, disability or retirement or if the Company experiences a change in control. See the section entitled “Non-Management Director Compensation” for information regarding director compensation that Mr. Fraser received before he became our interim Chief Executive Officer. As a result of the 1-for-25 reverse stock split that occurred during 2011, Mr. Fraser now holds 1,967 RSUs.
(8)	This column shows the amounts actually earned by the named executive officers under the annual cash incentive plan for each of the listed fiscal years. No annual incentive awards were granted to the named executives during 2011.
(9)	The amounts shown in this column are as follows:

Name	Severance Payments(1) ($)	Section 401(k) Plan Contributions(2) ($)	Other Benefits(3) ($)	Total ($)
Stephen H. Fraser	—	7,350	16,279	23,629
Charles G. Raymond	1,291,017	7,350	11,016	1,309,383
Michael T. Avara	—	7,350	—	7,350
Brian W. Taylor	—	7,350	—	7,350
Michael F. Zendan II	—	7,350	—	7,350
John V. Keenan	—	7,350	—	7,350
Robert S. Zuckerman	—	6,875	—	6,875

(1)	This column reports the amount of severance payments paid to Mr. Raymond during fiscal 2011. The total severance payable to Mr. Raymond in connection with his retirement is described below, in the section titled “— Payments upon Termination.”
(2)	This column reports the Company matching contribution under the 401(k) retirement plan for salaried employees. Matching contributions are generally available to all participants in the 401(k) retirement plan.
(3)	For Mr. Fraser, this column reports the total amount of reimbursements paid by the Company in fiscal 2011 for the costs relating to travel between his home in Chicago and our headquarters in Charlotte, North Carolina and the costs allocated to his use of a company owned automobile ($218) and residence ($2,608) while in Charlotte. For Mr. Raymond, this is the amount of COBRA premiums reimbursed during the 2011 fiscal year in connection with his retirement, as described in the section titled “— Payments upon Termination.”
(4)	Mr. Keenan’s employment was terminated effective February 24, 2012. He is receiving severance payments pursuant to his employment agreement, as described below in the section titled “Payments upon Termination.”

2011 Grants of Plan Based Awards

There were no equity or non-equity awards granted to the named executives in fiscal 2011.

Employment and Separation Agreements.

We entered into an employment agreement with Mr. Fraser when he became our interim Chief Executive Officer during 2011. A description of key terms of the employment agreement can be found above, in the section titled “— Employment and Separation Agreements.”

We entered into a separation agreement with Mr. Raymond in connection with his retirement during 2011. A description of key terms of the employment agreement can be found above in the “Compensation Discussion & Analysis” in the section titled “— Employment and Separation Agreements”, and a summary of the amounts payable to Mr., Raymond under the separation agreement can be found below in the section titled “— Payments Upon Termination.”

During 2011, Mr. Keenan was employed pursuant to an employment agreement with Horizon Lines, LLC (“Horizon Lines”), a wholly-owned subsidiary of the Company. Mr. Keenan was granted a leave of absence in February 2011, and his employment was terminated effective February 24, 2012. The agreement provided for an initial base salary of $243,000, subject to increase as determined by the Compensation Committee and a discretionary bonus under the Company’s annual cash incentive plan of between 30% and 102% of his base salary. No bonuses were paid to Mr. Keenan during 2011. As a result of his termination of employment on February 24, 2012, Mr. Keenan began receiving salary continuation payments for one year, in addition to continued participation in company-sponsored group health plans. For additional information concerning these salary continuation payments, see the section below titled “Payments Upon Termination.”

2011 Outstanding Equity Awards at Fiscal Year-End

The following table provides information about the stock option and stock awards held by the named executives as of December 25, 2011. This information includes unexercised and unvested stock options, and unvested restricted stock awards. The named executives’ equity awards are separately shown. The vesting status or schedule for each equity award is shown immediately following the table based on the date on which the equity award was granted and based on whether it is a stock option award or a restricted stock award. The market value of restricted stock awards is based on the closing price of Company common stock as of December 23, 2011 (the last market trading date during the Company’s 2011 fiscal year), which was $4.70.

	Option Awards					Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Grant Date	Number of Shares or Units of Stock That Have Not Vested ($)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stephen H. Fraser		—	—	$—		—	—	$—	—	$—

Charles G. Raymond	9/272005	4,960	—	250.00	9/27/2015	—	—	—	—	—
	4/7/2006	4,217	—	313.50	4/7/2016	—	—	—	—	—
	3/26/2007	1,200	—	837.75	3/26/2017	—	—	—	—	—
	4/24/2008	1,000	—	365.75	4/24/2018	—	—	—	—	—

Michael T. Avara	9/27/2005	496	—	250.00	9/27/2015	—	—	—	—	—
	4/7/2006	425	—	313.50	4/7/2016	—	—	—	—	—
	3/26/2007	300	—	837.75	3/26/2017	—	—	—	—	—
	4/24/2008	600	—	365.75	4/24/2018	—	—	—	—	—
	—	—	—	—	—	4/24/2008	—	—	400	1,880
	—	—	—	—	—	3/18/2009	—	—	1,000	4,700
	—	—	—	—	—	3/15/2010	—	—	800	3,760

Brian W. Taylor	9/27/2005	1,512	—	250.00	9/27/2015	—	—	—	—	—
	9/27/2005	175	—	250.00	9/27/2015	—	—	—	—	—
	4/7/2006	1,870	—	313.50	4/7/2006	—	—	—	—	—
	3/26/2007	600	—	837.75	3/26/2017	—	—	—	—	—
	4/24/2008	600	—	365.75	4/24/2018	—	—	—	—	—
	—	—	—	—	—	4/24/2008	—	—	400	1,880
	—	—	—	—	—	3/18/2009	—	—	1,000	4,700
	—	—	—	—	—	3/15/2010	—	—	800	3,760

Michael F. Zendan II		—	—	—	—	9/1/2009	—	—	747	3,511
						3/15/2010			280	1,316

John V. Keenan	9/27/2005	2,192	—	250.00	9/27/2015	—	—	—	—	—
	9/27/2005	525	—	250.00	9/27/2015	—	—	—	—	—
	4/7/2006	1,870	—	313.50	4/7/2006	—	—	—	—	—
	3/26/2007	600	—	837.75	3/26/2017	—	—	—	—	—
	4/24/2008	600	—	365.75	4/24/2018	—	—	—	—	—
	—	—	—	—	—	4/24/2008	—	—	400	1,880
	—	—	—	—	—	3/18/2009	—	—	1,000	4,700
	—	—	—	—	—	3/15/2010	—	—	800	3,760

Robert S. Zuckerman	9/27/2005	496	—	250.00	9/27/2015	—	—	—	—	—
	4/7/2006	425	—	313.50	4/7/2006	—	—	—	—	—
	3/26/2007	300	—	837.75	3/26/2017	—	—	—	—	—
	4/24/2008	280	—	365.75	4/24/2018	—	—	—	—	—
	—	—	—	—	—	4/24/2008	—	—	40	188
	—	—	—	—	—	3/18/2009	—	—	450	2,115
	—	—	—	—	—	3/15/2010	—	—	280	1,316

Reverse Stock Split. In 2011, we effected a 1-for-25 reverse stock split. Pursuant to the terms of our stock incentive plans, the number of shares subject to outstanding options and stock awards, and the exercise price of outstanding options, were adjusted to reflect the reverse stock split. The amounts shown in the table above reflect those adjustments.

Vested Status of Option Awards and Modifications of Mr. Raymond’s Options. Except for Mr. Raymond, the named executives’ outstanding options became vested and exercisable by the terms of those options before or during 2011. When Mr. Raymond retired in 2011, his separation agreement provided for full vesting of his unvested stock options and extension of the exercise period for all of his outstanding options to the earlier of the last day on which those options could be exercised by their original terms or the 10th anniversary of the date of grant of those options. The extension of the exercise period of his options did not result in any incremental fair value for financial accounting purposes. All of the named executives’ outstanding options have an exercise price above the current price of our common stock as of April 9, 2012 and their intrinsic value is $0.

Stock Awards Vesting Schedule

Grant Date	Vesting Schedule
4/24/2008	100% may vest in 2012, 2013 or 2014 if the executive remains in continuous employment to such year and the Company’s earnings per share for the immediately prior fiscal year meets a target tied to a 15% compound annual rate of growth. Prorated early vesting applies for retirement after age 59 1/2 if the earnings per share performance condition also is met.

3/18/2009 and 9/1/2009	100% vests in 2012; prorated early vesting for retirement when age plus years of service equals or exceeds 75.

3/15/2010	100% vests in 2013; prorated early vesting for retirement when age plus years of service equals or exceeds 75.

2011 Option Exercises and Stock Vested

None of our named executives exercised stock options during 2011 and no shares were acquired by our named executives under awards that vested in fiscal 2011.

Payments Upon Termination

Separation Agreement with Mr. Raymond

As discussed above in the section titled “Compensation Discussion and Analysis,” the Company and Mr. Raymond entered into a separation agreement in connection with Mr. Raymond’s retirement from the Company in March 2011. The separation agreement provides Mr. Raymond with severance payments of $140,000 per month for the first seven months following his retirement and $72,333 per month for the next eighteen months. In addition, Mr. Raymond will be reimbursed for premiums relating to his continued health care coverage under COBRA for the period he and his eligible dependents are entitled to such coverage.

The following table describes the total value of severance payments and benefits under Mr. Raymond’s separation agreement.

Executive Payments and Benefits Upon Separation	Total Value ($)
Compensation:
Severance	2,281,994
Benefits:
COBRA premium reimbursement	22,032
Total	2,304026

In addition, the separation agreement provided for full vesting of all of Mr. Raymond’s unvested stock options on his retirement date and an extension of the period for exercise for all of his outstanding stock options. The intrinsic value of his stock options was $0 based on the $4.70 closing price of Company common stock of as of December 23, 2011 (the last market trading date during the Company’s 2011 fiscal year). Mr. Raymond forfeited all restricted stock awards that were unvested as of his retirement date.

Employment Agreement with Mr. Keenan

The Company modified Mr. Keenan’s employment agreement in February 2011. Before the agreement was modified, if his employment was terminated without cause he was entitled to receive an amount equal to his annual base salary in effect immediately prior to his termination, payable over a twelve month period following Mr. Keenan’s termination of employment in accordance with the Company’s normal payroll practices. For one year following the date of his termination of employment, Mr. Keenan was also entitled to continue coverage for himself and his eligible dependents under all Horizon Lines group health benefit plans in which he and his dependents were participants immediately prior to the date of his termination of employment.

Following the February 2011 modification, if Mr. Keenan’s employment was terminated by the Company without Cause before February 23, 2012, he was entitled to a severance payment of $510,000 (in lieu of salary continuation payments) and continued coverage for he and his eligible dependents under our health benefit plan. If Mr. Keenan’s employment was terminated for any other reason during the term of the agreement, including non-extension of the term by Mr. Keenan or Horizon Lines, Mr. Keenan’s resignation for any reason, Mr. Keenan’s termination by Horizon Lines or the Company for Cause, or Mr. Keenan’s death or disability, Mr. Keenan was entitled only to his accrued unpaid annual base salary through the date of termination, plus any accrued unpaid vacation pay and any unpaid amounts arising through the date of termination under any employee benefit plans in which Mr. Keenan was participating.

Mr. Keenan’s employment was terminated without cause on February 24, 2012, and the Company began paying him salary continuation based on his salary of $340,000, in addition to continued participation for one year in company-sponsored group health plans.

The following table describes the termination payments and benefits under Mr. Keenan’s employment agreement if he had terminated employment on December 25, 2011 with a base salary of $340,000.

Executive Payments and Benefits Upon Separation	Resignation for Good Reason ($)	Non-Extension of Term by the Executive ($)	Resignation Without Good Reason ($)	Termination for Cause ($)	Termination Without Cause ($)		Non- Extension of Term by the Company ($)	Disability Termination ($)	Death Termination ($)
Compensation:
Severance	—	—	—	—	510,000	(1)	—	—	—
Benefits & Perquisites:(2)
Health Plan Continuation	—	—	—		17,907		—		—
Total	—	—	—		357,907		—	—	—

(1)	Mr. Keenan was terminated on February 24, 2012, thus was not entitled to the $510,000 payment.

(2)	No perquisites or benefits are provided to Mr. Keenan following termination of employment except that for one year following termination of employment, Mr. Keenan and any of his dependents may continue to participate in Company-sponsored group health plans in which they were entitled to participate immediately prior to termination. The value of this benefit was determined based on accounting standards for post-retirement health benefits (FASB ASC Topic 715).

Severance Agreement with Mr. Zuckerman

Mr. Zuckerman is party to a severance agreement with Horizon Lines (which is a wholly-owned subsidiary of the Company). The agreement provides that if he is terminated by Horizon Lines without Cause within twenty four (24) months following a Liquidity Event, as those terms are defined in the severance agreement, Horizon Lines will continue to pay him his annual base salary for one year after the termination date, in accordance with its regular payroll practices, and provide him with the continuation of any medical benefits during the one-year severance period. During the 24-month period following termination of his employment, Mr. Zuckerman is subject to certain noncompetition and confidentiality restrictions.

A “Liquidity Event” is defined in the agreement as the consummation of the sale, transfer or other disposition of the equity securities of Horizon Lines held by its indirect stockholder, Horizon Lines Holding, in exchange for cash such that immediately following such transaction (or transactions), (i) any entity and/or its affiliates, other than Horizon Lines Holding, acquires more than 50% of the outstanding voting securities of Horizon Lines or (ii) Horizon Lines Holding ceases to hold at least 30% of the outstanding voting securities of Horizon Lines and any entity and its affiliates hold more voting securities of Horizon Lines than Horizon Lines Holding.

In general, Horizon Lines will have “Cause” to terminate Mr. Zuckerman’s employment upon the occurrence of any of the following: (i) the determination by the Horizon Lines Board that he failed to substantially perform his duties or comply in any material respect with any reasonable directive of that board, (ii) his conviction, plea of no contest, or plea of nolo contendere of any crime involving moral turpitude, (iii) his use of illegal drugs while performing his duties, or (iv) his commission of any act of fraud, embezzlement, misappropriations, willful misconduct, or breach of fiduciary duty against Horizon Lines.

The following table describes the potential termination payments and benefits under Mr. Zuckerman’s severance agreement. The amounts shown were computed based on the assumption that he terminated employment on December 25, 2011 with a base salary of $275,000.

Executive Payments and Benefits Upon Separation	Resignation for Good Reason ($)	Non-Extension of Term by the Executive ($)	Resignation Without Good Reason ($)	Termination for Cause ($)	Termination Without Cause ($)		Non- Extension of Term by the Company ($)	Disability Termination ($)	Death Termination ($)
Compensation:
Severance	—	—	—	—	275,000	(1)	—	—	—
Benefits & Perquisites:(1)
Health Plan Continuation	—	—	—	—	1,200	(2)	—	—	—
Total	—	—	—	—	276,200		—	—	—

(1)	This amount is payable over the one year period following his termination of employment.
(2)	No perquisites or benefits are provided to Mr. Zuckerman following termination of employment except that for one year following termination of employment, he may continue to participate in Company-sponsored group health plans in which he was entitled to participate immediately prior to termination. The value of this benefit was determined based on accounting standards for post-retirement health benefits (FASB ASC Topic 715).

Executive Severance Plan

Mr. Avara, Mr. Taylor and Mr. Zendan are covered under the Company’s Executive Severance Plan. They are eligible to receive severance benefits under the plan if their employment is terminated other than for “cause” or if they resign from employment for “good reason.” “Cause” for purposes of the plan means a participant’s willful and continued failure to attempt in good faith (other than as a result of incapacity due to mental or physical impairment) to substantially perform the duties of his position; failure to attempt in good faith to carry out, or comply with, in any material respect any lawful and reasonable directive of the Board or the Chief Executive Officer consistent with the duties of his position; a material breach of the Company’s code of ethics; a plea of no contest or plea of nolo contendere, or imposition of unadjudicated probation for any felony (other than a traffic violation or arising purely as a result of the participant’s position with the Company); a knowing unlawful use (including being under the influence) or possession of illegal drugs; or a material bad faith act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence, or breach of fiduciary duty, in each case against the Company. They must be given advance notice and a specified period to remedy certain of these events before their employment can be terminated for Cause.

“Good reason” means a material diminution in the participant’s authority, duties or responsibilities or in the authority, duties or responsibilities of the supervisor to whom the participant is required to report (including without limitation in the case of a participant who is the Chief Executive Officer of the Company immediately prior to a change in control of the Company, if, after such change in control, such participant no longer reports to the Board or its successor, or in the case of an participant who reports directly to the Chief Executive Officer of the Company immediately prior to a change in control, if, after such change in control, such participant no longer reports directly to the Chief Executive Officer of the Company or its successor). In addition, “good reason” means a material reduction in the participant’s annual base salary; a material reduction in the participant’s annual target bonus opportunity as compared to his average annual target bonus opportunity for the three immediately preceding consecutive fiscal years of the Company; or requiring the participant to relocate his or her principal place of employment to a location more than 50 miles from the participant’s then current principal place of employment.

The severance benefits payable to a participant consist of (1) base salary for one year; (2) coverage for him and his eligible dependents for one year under the Company’s medical plan and certain other welfare benefit plans at the same costs as for active employees; (3) eligibility to receive a pro-rated payment under the annual bonus plan in effect for the year in which the participant’s employment terminated; and (4) outplacement benefits of up to $25,000. The following table describes the potential termination payments and benefits under the Executive Severance Plan for Mr. Avara, Mr. Taylor and Mr. Zendan, the named executives who participated in the plan during fiscal 2011. The amounts shown were computed based on the assumption that they terminated employment on December 25, 2011, with a base salary of $370,000, $370,000 and $300,000, respectively.

Michael T. Avara	Resignation for Good Reason ($)	Resignation Without Good Reason ($)	Termination for Cause ($)	Termination Without Cause ($)		Disability Termination ($)	Death Termination ($)
Compensation:
Severance	370,000	—	—	370,000		—	—
Benefits & Perquisites:(1)
Health Plan Continuation	17,520	—	—	17,520	(1)	—	—
Outplacement Benefit(2)	25,000	—	—	25,000		—	—
Total	412,520	—	—	412,520		—	—

Brian W. Taylor	Resignation for Good Reason ($)	Resignation Without Good Reason ($)	Termination for Cause ($)	Termination Without Cause ($)		Disability Termination ($)	Death Termination ($)
Compensation:
Severance	370,000	—	—	370,000		—	—
Benefits & Perquisites:(1)
Health Plan Continuation	17,520	—	—	17,520	(1)	—	—
Outplacement Benefit(2)	25,000	—	—	25,000		—	—
Total	412,520	—	—	412,520		—	—

Michael F. Zendan II	Resignation for Good Reason ($)	Resignation Without Good Reason ($)	Termination for Cause ($)	Termination Without Cause ($)		Disability Termination ($)	Death Termination ($)
Compensation:
Severance	300,000	—	—	300,000		—	—
Benefits & Perquisites:(1)
Health Plan Continuation	17,520	—	—	17,520	(1)	—	—
Outplacement Benefit (2)	25,000	—	—	25,000
Total	342,520	—	—	342,520		—	—

(1)	The value of this benefit was determined based on accounting standards for post-retirement health benefits (FASB ASC Topic 715).
(2)	The value of this benefit is up to $25,000, but may be less for each individual.

NON-MANAGEMENT DIRECTOR COMPENSATION

The Company has historically used a combination of cash and equity-based compensation to attract and retain qualified candidates to serve as non-management directors of the Board. Director compensation is reviewed annually by the Compensation Committee with assistance from its compensation consultant, Towers Watson. Changes in director compensation are made when the Board determines that such changes are appropriate.

During fiscal 2011, the annual retainer fee paid to each non-management director was $50,000. Mr. Fraser’s annual retainer was pro-rated and paid only for the period before he became our interim Chief Executive Officer. Each non-management director and Mr. Fraser also received an award of restricted stock units with a grant value of $60,000. Each Committee chair received an additional retainer fee and the Chairman received an additional retainer fee and additional restricted stock units, as described in the footnotes to the table below. All members of the Board were reimbursed for actual expenses incurred in connection with attendance at Board and committee meetings.

As further described below in the section entitled “Structure and Functioning of the Board of Directors — Composition of the Board of Directors,” the membership of our Board changed in November 2011. The Board conducted an evaluation of the current compensation program for non-management directors with Towers Watson’s assistance. The Board revised the director compensation program in certain respects because of changes in the Company’s circumstances and anticipated increases in the workload for non-management directors, and based on recommendations from Towers Watson. First, the entire amount of the $110,000 annual director fee now will be paid in cash on a quarterly basis at the beginning of each fiscal quarter (instead of a combination of $50,000 in cash and $60,000 in shares of restricted stock or restricted stock units). The annual compensation of the Chairman of the Board (in his role as a Chairman and a non-employee Director) was set at $220,000 payable entirely in cash. In addition, directors will receive a $2,000 fee for in person attendance at each Board meeting and a $500 fee for participation in each duly noticed telephonic meeting of the Board and in each duly noticed telephonic meeting of any committee of the Board. Finally, the annual fee paid to the chairpersons of the Audit, Compensation and Finance committees was set at $25,000 and the annual fee for the chairperson of Nominating and Corporate Governance committee was increased to $15,000. The changes became effective November 25, 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All other Compensation ($)	Total ($)
Alex J. Mandl(2)	148,250	206,250	—	354,500
Jeffrey A. Brodsky	14,981	—	—	14,981
James G. Cameron(3)	57,500	60,000	—	117,500
Kurt M. Cellar	12,577	—	—	12,577
Vernon E. Clark	50,000	60,000	—	110,000
William J. Flynn(4)	72,769	60,000	—	132,769
Stephen H. Fraser(5)	12,500	60,000	—	72,500
Bobby J. Griffin	58,269	60,000	—	118,269
Carol B. Hallett	13,077	—	—	13,077
James LaChance	14,019	—	—	14,019
Norman Y. Mineta	50,000	60,000	—	110,000
Steven L. Rubin	12,577	—	—	12,577
Thomas P. Storrs(6)	65,000	60,000	—	125,000
Martin Tuchman	15,481	—	—	15,481
David N. Weinstein	13,077	—	—	13,077

(1)

These amounts consist of 169,057 restricted stock units (RSUs) that were granted to Mr. Mandl in his capacity as Chairman of the Board and 49,180 RSUs that were awarded to each other non-management directors and Mr. Fraser. The grants were made on June 2, 2010 to persons who were directors on that date, at a closing stock price of $1.22. Each RSU has an economic value equal to a share of the Company’s common stock (excluding the right to receive dividends). The RSUs will vest on June 2, 2012, subject to the director’s continued service on the Board through that date. Each vested RSU entitles its holder to receive a lump sum cash payment equal to the value of one share of Company common stock on the date on which the director ceases to be a director. Early vesting and payment will occur with respect to a director’s RSUs if the director’s service on the Board terminates due to his death, disability or retirement or if the Company experiences a change in control. Mr. Cameron, Mr. Clark, Mr. Mineta and Mr. Storrs each received a lump sum cash payment of $11,803 with respect to their RSUs, which became fully vested when they retired from the Board on November 25, 2011. The amounts shown in this column were determined in accordance with stock-based compensation accounting standards (FASB ASC Topic 718). As a result of the 1-for-25 reverse stock split that occurred during 2011, Mr. Mandl now holds 6,762 RSUs and Mr. Flynn, Mr. Griffin and Mr. Fraser each hold 1,967 RSUs. Mr. Mandl will receive a lump sum cash payment of $32,119.50 with respect to his RSUs, and Mr. Flynn and Mr. Griffin will each receive a lump sum cash payment of $9,343.25 with respect to their RSUs, which RSUs became fully vested when they retired from the Board on April 9, 2012.

As of December 25, 2011, Mr. Fraser held 1,224 shares of unvested restricted stock and Mr. Griffin’s 1,206 shares of restricted stock vested when he retired from the Board. No other stock awards were held by directors as of that date.

(2)	Includes cash compensation of $42,500 for the last three quarters of 2011 for his role as Chairman of the Board.
(3)	Includes a fee of $7,500 for serving as chair of the Compensation Committee.
(4)	Includes a fee of $15,000 for serving as Lead Independent Director during the 1st quarter of 2011.
(5)	Includes fees earned as an independent director during the 1st quarter of 2011, and restricted stock units that were granted in connection with his continued service on the Board after he became our interim Chief Executive Officer on March 11, 2011.
(6)	Includes a fee of $15,000 for serving as chairperson of the Audit Committee.

Share Ownership Requirements. Equity ownership requirements were in place for non-management directors during 2011. The Board suspended the requirements at the end of 2011 because it determined that they were no longer serving their intended purpose in light of the significant decrease in the value of our stock and changes in business conditions. The Board may reconsider implementation of stock ownership requirements at a later time.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR PRESENTATION AT THE 2013

ANNUAL MEETING

STOCKHOLDER PROPOSALS FOR INCLUSION IN THE 2013 PROXY STATEMENT

We currently expect to hold our 2013 Annual Meeting of Stockholders in June 2013. In order to be eligible for inclusion in the Proxy Statement for the 2013 Annual Meeting of Stockholders, a stockholder proposal must have been received by the Company’s Corporate Secretary at the Company’s principal executive offices at 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211 no later than December 21, 2012. Rule 14a-8, as prescribed by the SEC pursuant to the Securities Exchange Act of 1934, sets forth further procedures that a stockholder must follow for a proposal to be considered for inclusion as well as those circumstances under which a proposal may be excluded.

STOCKHOLDER PROPOSALS FOR PRESENTATION AT THE 2013 ANNUAL MEETING

Should a stockholder desire to nominate a candidate for director or propose any other business at the 2013 Annual Meeting outside of the process outlined above for inclusion of such nomination or proposal in the Proxy Statement, such stockholder must give us timely written notice. This notice must comply with applicable laws and our bylaws. Copies of our bylaws are available to stockholders free of charge on request to our Corporate Secretary at our principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. They are also available on our website at http://www.horizonlines.com.

To be timely, notice shall be delivered to our Secretary not less than 90 days nor more than 120 days prior to the date which is the first anniversary of the date on which the Company first mailed its proxy materials for the 2012 Annual Meeting; provided, that, in the event the date of the 2013 Annual Meeting is more than 30 days before or after the anniversary date of the 2012 Annual Meeting, notice by the stockholder must be delivered no earlier than 120 days before the 2013 Annual Meeting and not later than the close of business on the date that is the later of (i) 90 days before the 2013 Annual Meeting or (ii) 10 days following the day on which we make public announcement of the date of such meeting. The public announcement of an adjournment or postponement of an Annual Meeting of Stockholders shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

ANNUAL MEETING OF SHAREHOLDERS OF HORIZON LINES, INC. June 7, 2012 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at http://www.horizonlines.com Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. ELECTION OF DIRECTORS (The Board of Directors recommends a vote “FOR” all nominees listed below.) O Jeffery A. Brodsky O Kurt M. Cellar O David N. Weinstein The Board of Directors recommends you vote FOR the following proposals: 2. To ratify of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 23, 2012. 3. To hold an advisory resolution to approve our executive compensation. NOTE: To transact any other business as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting. The true record date is 4/9/12. This Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the election of all listed nominees, FOR Proposals 2 and 3 and, at the Proxy’s direction, on any other matter that may properly come before the Annual Meeting. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE. FOR AGAINST ABSTAIN FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: NOMINEES: PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x --------------- Please detach along perforated line and mail in the envelope provided. ---------------- 20303030000000000000 9 060712

0 14475 HORIZON LINES, INC. 2012 ANNUAL MEETING THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints Robert S. Zuckerman, Esq. and Michael T. Avara, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and vote, as designated below, all of the shares of stock of Horizon Lines, Inc. held of record by the undersigned on April 9, 2012, at the 2012 Annual Meeting of Stockholders of Horizon Lines, Inc. to be held on June 7, 2012, and at any and all adjournments or postponements thereof. The Board of Directors recommends a vote in favor of Proposal 1, Proposal 2 and Proposal 3. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the election of all listed nominees, FOR Proposal 2 and Proposal 3.